09010897

CTG™

ovenant Transportation Group

SEC
Mail Processing
Section

APR 13 2009

Washington, DC
100

ANNUAL REPORT 2008

COVENANT TRANSPORTATION GROUP, INC.

Covenant Transportation Group, Inc. is a truckload carrier that offers just-in-time and other premium transportation services for customers throughout the United States.

FINANCIAL HIGHLIGHTS

Freight Revenue
(in millions)


700
600
500
400
300
200
100
0
2004
2005
2006
2007
2008

Net Income (Loss)
(in millions)


20
10
0
-10
-20
-30
-40
-50
-60
2004
2005
2006
2007
2008

Book Value Per Share
(at year-end)


14
12
10
8
6
4
2
0
2004
2005
2006
2007
2008

SUMMARY OF OPERATIONS	2004	2005	2006	2007	2008
Freight revenue (in thousands)	$558,453	$555,428	$572,239	$602,629	$615,810
Net income (loss) (in thousands)	$3,376 (1)	$5,186	$(1,381)	$(16,726) (2)	$(53,391) (3)
Net margin	0.6%	0.9%	(0.2%)	(2.8)% (2)	(8.7%) (3)
Earnings (loss) per share (diluted)	$0.23 (1)	$0.37	$(0.10)	$(1.19) (2)	$(3.80) (3)
Book value per share (year end)	$13.34	$13.57	$13.49	$12.28	$8.46

(1) Includes a $12.2 million ($0.82 per share) after-tax increase to our estimated liability for casualty and workers' compensation.

(2) Includes a $1.0 million ($0.07 per share) after-tax impairment charge related to an airplane.

(3) Includes a $9.7 million ($0.69 per share) after-tax impairment charge related to revenue equipment and a $24.7 million ($1.75 per share) after-tax non-cash impairment charge to write off the goodwill associated with the acquisition of Star Transportation in 2006.

This Annual Report contains certain statements that may be considered forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended and such statements are subject to the safe harbor created by those sections. Such statements may be identified by their use of terms or phrases such as "expects," "estimates," "projects," "believes," "anticipates," "intends," and similar terms and phrases. Forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified, which could cause future events and actual results to differ materially from those set forth in, contemplated by, or underlying the forward-looking statements. Readers should review and consider the factors discussed in the "Risk Factors" section of this Annual Report, along with various disclosures in our press releases, stockholder reports, and other filings with the Securities and Exchange Commission. We disclaim any obligation to update or revise any forward-looking statements to reflect actual results or changes in the factors affecting the forward-looking information.

Covenant
Transportation Group, Inc.

Dear Fellow Stockholders:

Thank you for the support and encouragement you have given our team as we have wrestled with improving Covenant's performance amid challenging operating conditions over the past several quarters. With great challenges come great opportunities, and the present time is no exception. At Covenant, we are tremendously focused on two things for 2009: operating profitability and maintaining a strong foundation for the future as our industry changes.

Jacqueline and I are so confident in our company, our team, and our opportunities, that we have purchased over 550,000 shares of Covenant's stock in the past six months. This confidence is shared by the entire senior management team, all of whom recently took voluntary, 5% to 10% salary reductions in exchange for shares of restricted stock that only vest when we achieve higher stock prices in the future. In short, our team is focused, confident, and aligned with the rest of our stockholders, which we hope gives you confidence as well.

There may be some who question our optimism following a dismal 2008 and operating in an economy that has led many industry commentators to predict generally lower earnings for our industry in 2009 than in 2008. There are four main reasons for our optimism. First, we have a stronger capital base than most of our competitors. Second, we are pursuing equipment policies that recognize current asset values and promote efficient operations, thus preserving the integrity of our largest investment. Third, we have cut our controllable operating costs per mile significantly over the past year. Fourth, we have dramatically improved our customer service and safety performance. Together, we believe these items provide a solid foundation for future operations, and we are taking all available steps to preserve tangible asset values, to maintain sources of liquidity, and to position ourselves for a stronger performance when the balance between trucking capacity and freight demand becomes more favorable.

Let's start with the foundation. The CTG consolidated group has tangible book value of over $88 million, or $6.30 per fully diluted share. To put that in perspective, $88 million in tangible book value is approximately equal to the value of one-half of our fleet of approximately 3,200 company tractors, or all 8,277 of our trailers. Only a handful of truckload carriers in the nation have more tangible capital.

Moreover, our debt load is very manageable at less than 2x tangible equity. At December 31, 2008, we had total long-term debt, including current portion, of $167.0 million and over $38.9 million available on our revolving line of credit. In recognition of our solid foundation, our lenders have been very supportive. In 2008, Daimler Truck Finance made available to us approximately $200 million in tractor financing for tractor purchases in 2008 and 2009 that should allow us to maintain a modern tractor fleet. Our revolving line of credit lenders have recently modified our financial covenant to give us more room to operate in 2009. Although the economic and financing markets are difficult to predict, we feel very good about our present banking and financial relationships and position.

For trucking companies, a key component of understanding strength is understanding the status of the equipment. Trucking companies that get in trouble frequently make two mis-steps that can have long-term consequences. One is to stop buying new equipment and allow the fleet to age beyond a reasonable level. This can result in increased operating costs and a deferred capital expenditure burden in the future. Another is to "roll" losses that should have been recognized because of depressed used equipment values into the price of replacement equipment. With either mis-step, the equipment can become a "toxic asset" that depresses future results and is not worth its stated value.

At Covenant, we have a relatively modern fleet and an active replacement schedule for our tractors. We also believe our fleet is fairly valued, in part because we faced the fact of deteriorated tractor prices at the end of 2008 by writing down the carrying values of our tractors by $15.8 million. We believe our fleet is appropriately valued so long as the used equipment market does not deteriorate further.

We have a committed management team, a solid capital base, and we have preserved the integrity of our largest group of assets. The next thing we can do, until the market affords higher rates and more miles, is to lower our costs. After soaring fuel prices, a few severe accidents, and crashing freight demand in 2008, we approached the process with renewed vigor. Examples include managing out-of-route miles, decreasing tractor speeds and idling time, reducing managerial and administrative headcount, reducing fleet size, trimming entry pay for new drivers, improving safety performance, negotiating better vendor agreements, cutting non-essential items, suspending 401(k) plan matching contributions, better aligning bonus arrangements with profitability targets, and performing services in-house where possible to lower payments to third parties. All told, personnel from all of our subsidiaries identified

To Fellow Stockholders
(continued)

more than 75 cost-saving opportunities, estimated to be worth more than $15.0 million in pre-tax savings in 2009. And we're not done yet! We'll need every penny, however, because freight revenue, miles, and freight revenue per mile are all expected to be down in 2009.

One area where cost savings were not realized in 2008, but substantial improvement is possible in 2009, is insurance and claims expense. In 2008, CTG achieved its best rate of DOT reportable accidents per million miles in at least eight years. Doug Cook, Vice President of Safety for Covenant Transport (our largest subsidiary), was named Safety Professional of the Year by the Truckload Carriers Association. We also had drivers recognized for their skills and safety records by the Tennessee Road Team and America's Road Team, which honor the industry's best drivers. However, a few severe accidents near the end of the year marred last year's performance. This year, we are off to an even better start and believe significant public safety, customer service, and cost savings could result.

Along with improved safety has come a meaningful improvement in customer service. Our entire team from sales personnel, to customer service, to fleet managers, to drivers understands the importance of performing for customers in a competitive environment. In 2008, CTG companies received carrier awards from Alcoa, Georgia Pacific, Owens Corning, and Phillips Van Heusen.

What does all of this mean for 2009?

First of all, we are nearly single-minded in our determination to earn a profit in 2009. It will not be easy in what is generally thought to be the worst freight market in decades, but we believe we have a legitimate plan for success. The main components include reduced fuel costs, reduced insurance and claims costs, reduced administrative costs, and reduced maintenance costs. We also expect our brokerage subsidiary to improve its margins with slower growth and the elimination of litigation expense. Although we still expect a loss in the first half of the year, our plan is to achieve profitability for the full year of 2009.

Second, we expect to manage the size of our tractor fleet and keep it reasonably fresh. We have scheduled disposals of approximately 1,250 tractors and delivery of approximately 950 new tractors in 2009. Although we may adjust these numbers somewhat based on demand and capital considerations, we expect to maintain a fleet age of between 20 and 28 months.

Third, we expect to defend our balance sheet and liquidity to preserve our capital resources at a time when many of our competitors lack access to capital.

By focusing on the three items above, we expect to emerge from the present recession as a well-capitalized survivor that is positioned to succeed when demand improves relative to capacity. In the long run, we are determined to provide superior service for our customers, a solid future for our employees, and a long-term value for our stockholders.

Sincerely,

David R. Parker
Chairman and CEO

BUSINESS

This Annual Report on Form 10-K contains certain statements that may be considered forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended and such statements are subject to the safe harbor created by those sections. All statements, other than statements of historical fact, are statements that could be deemed forward-looking statements, including without limitation: any projections of earnings, revenues, or other financial items; any statement of plans, strategies, and objectives of management for future operations; any statements concerning proposed new services or developments; any statements regarding future economic conditions or performance; and any statements of belief and any statement of assumptions underlying any of the foregoing. Such statements may be identified by their use of terms or phrases such as "expects," "estimates," "projects," "believes," "anticipates," "intends," and similar terms and phrases. Forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified, which could cause future events and actual results to differ materially from those set forth in, contemplated by, or underlying the forward-looking statements. Readers should review and consider the factors discussed in "Risk Factors" of this Annual Report on Form 10-K, along with various disclosures in our press releases, stockholder reports, and other filings with the Securities and Exchange Commission.

All such forward-looking statements speak only as of the date of this Annual Report on Form 10-K. You are cautioned not to place undue reliance on such forward-looking statements. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with regard thereto or any change in the events, conditions, or circumstances on which any such statement is based.

References in this Annual Report to "we," "us," "our," or the "Company" or similar terms refer to Covenant Transportation Group, Inc. and its subsidiaries.

General

We are the eleventh largest truckload carrier in the United States measured by fiscal 2007 revenue according to *Transport Topics,* a publication of the American Trucking Associations. We focus on targeted markets where we believe our services can provide a competitive advantage. We are a major carrier for transportation companies such as freight forwarders, less-than-truckload carriers, and third-party logistics providers that require a high level of service to support their businesses, as well as for traditional truckload customers such as manufacturers and retailers. We also generate revenue through a subsidiary that provides freight brokerage services.

We were founded as a provider of expedited long-haul freight transportation, primarily using two-person driver teams in transcontinental lanes. Beginning in the late 1990's and continuing into 2001, a combination of customer demand for additional services, changes in freight distribution patterns, a desire to reduce exposure to the more cyclical and seasonal long-haul markets, and a desire for additional growth markets convinced us to offer additional services. Through our acquisitions of Bud Meyer Truck Line and Southern Refrigerated Transport ("SRT"), we entered the refrigerated market. Through our acquisitions of Harold Ives Trucking, Con-Way Truckload Services, and Star Transportation ("Star"), we developed a significant solo-driver operation. In addition, over the past several years, we internally developed the capacity to provide dedicated fleet and freight brokerage services.

Our business is operated through four main subsidiaries. A brief description of each follows:

- Covenant Transport, Inc. Covenant is our historical flagship operation and provides expedited long haul, dedicated, and solo-driver service. During 2008, we decreased the average fleet size by approximately 5%, while increasing average team-driven tractors by approximately 200, or 20%. As a result of increasing the percentage of teams in our fleet, average freight revenue per truck per week increased by approximately 3%, with average freight revenue per total mile up approximately 0.4% and miles per truck up approximately 3%. In late 2008, we stopped adding to our number of teams to evaluate demand. Our dedicated operations declined by approximately 60 trucks, as we did not renew contracts unless the terms generated an acceptable margin.

- Southern Refrigerated Transportation, Inc., or SRT. SRT provides primarily temperature-controlled service to food, cosmetics, pharmaceutical, and other companies requiring temperature-protected equipment. At SRT, profitability improved in 2008 as compared to 2007, due to significant improvements in average freight revenue per total mile and fuel expense as SRT reduced the percentage of its freight obtained from freight brokers and improved its utilization of equipment. In 2008, we decreased the SRT average fleet size by approximately 2%. Average freight revenue per truck per week decreased slightly, but profitability improved as average freight revenue per total mile increased 1.7%, while miles per truck decreased approximately 2%.

- Star Transportation, Inc. Star provides regional solo-driver service, with operations concentrated in the southeastern United States. This market has been characterized by weak demand and excess competition for the past two years. During 2008, we decreased the average fleet size by approximately 7%. Average freight revenue per truck per week decreased by approximately 8%, with average freight revenue per total mile decreasing 3% and miles per truck decreasing approximately 5%. Lack of demand resulted in continued rate pressure, a high percentage of unloaded miles, and lower fuel surcharge collection, related in part, to Star's reliance on brokered freight.

- Covenant Transport Solutions, Inc. Solutions provides freight brokerage service directly and through freight brokerage agents, who are paid a commission for the freight they provide. The brokerage operation has helped us continue to serve customers when we lacked capacity in a given area or when the load has not met the operating profile of one of our subsidiaries. Our brokerage loads increased to 27,117 in 2008 from 10,743 loads in 2007. Average revenue per load also increased approximately 10% to $2,017 in 2008 from $1,843 per load in 2007, primarily due to an increase in fuel surcharge collection, much of which is passed on to the third party carriers.

The following chart reflects the size of each of our subsidiaries measured by revenue:


Solutions Brokerage, 9%
SRT Refrigerated, 22%
Covenant Transport, 58%
Star Regional, 11%

The development of our business has affected our operating metrics over time. With the exception of our freight brokerage service, we measure performance of our service offerings in four areas: average length of haul, average freight revenue per total mile (excluding fuel surcharges), average miles per tractor, and average freight revenue per tractor per week (excluding fuel surcharges). A description of each follows:

Average Length of Haul. Our average length of haul has decreased over time as we have increased the use of solo-driver tractors and increased our focus on regional markets. Shorter lengths of haul frequently involve higher rates per mile from customers, fewer miles per truck, and a greater percentage of non-revenue miles caused by re-positioning of equipment.


Average Length of Haul in Miles
Miles
2,000
1,500
1,000
500
0
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008

Average Freight Revenue Per Total Mile. Our average freight revenue per mile increased sharply until 2006, and since then has been flat. Average freight revenue per loaded mile has increased approximately 24% since 2000, while non-revenue miles have also increased. This led to a 20% increase in average freight revenue per total mile. All freight revenue per mile numbers exclude fuel surcharge revenue.



Average Freight Revenue Per Total Mile
(excludes fuel surcharge revenue)
$1.40
$1.35
$1.30
$1.25
$1.20
$1.15
$1.10
$1.05
$1.00
1999 2000 2001 2002 2003 2004 2005 2006 2007 2008

Average Miles Per Tractor. Our average miles per tractor decreased as our percentage of team-driven tractors decreased, until 2008.



Average Miles Per Tractor
Miles
150,000
140,000
130,000
120,000
110,000
100,000
1999 2000 2001 2002 2003 2004 2005 2006 2007 2008

Average Freight Revenue Per Tractor Per Week. We use average freight revenue per tractor per week (which excludes fuel surcharges) as our main measure of asset productivity. This operating metric takes into account the effects of freight rates, non-revenue miles, and miles per tractor. In addition, because we calculate average freight revenue per tractor using all of our trucks, it takes into account the percentage of our fleet that is unproductive due to lack of drivers, repairs, and other factors.



Average Freight Revenue Per Tractor Per Week
(excludes fuel surcharge revenue)
$3,200
$3,100
$3,000
$2,900
$2,800
$2,700
$2,600
$2,500
1999 2000 2001 2002 2003 2004 2005 2006 2007 2008

Customers and Operations

Our primary customers include manufacturers and retailers, as well as other transportation companies. In 2008, our five largest customers were Georgia Pacific, UPS, Transplace, Wal-Mart, and Alcoa. Our top five customers accounted for approximately 20% of our revenue in 2008. Our top five customers accounted for approximately 22% of our revenue in 2007.

We operate tractors driven by a single driver and also tractors assigned to two-person driver teams. Over time, the percentage of our revenue generated by driver teams has generally trended down, although the mix will depend on a variety of factors over time. Our single driver tractors generally operate in shorter lengths of haul, generate fewer miles per tractor, and experience more non-revenue miles, but the lower productive miles are expected to be offset by generally higher revenue per loaded mile and the reduced employee expense of compensating only one driver.

We equip our tractors with a satellite-based tracking and communications system that permits direct communication between drivers and fleet managers. We believe that this system enhances our operating efficiency and improves customer service and fleet management. This system also updates the tractor's position every 30 minutes, which allows us and our customers to locate freight and accurately estimate pick-up and delivery times. We also use the system to monitor engine idling time, speed, performance, and other factors that affect operating efficiency.

As an additional service to customers, we offer electronic data interchange and Internet-based communication for customer usage in tendering loads and accessing information such as cargo position, delivery times, and billing information. These services allow us to communicate electronically with our customers, permitting real-time information flow, reductions or eliminations in paperwork, and the employment of fewer clerical personnel. We use a document imaging system to reduce paperwork and enhance access to important information.

Our operations generally follow the seasonal norm for the trucking industry. Equipment utilization is usually at its highest from May to August, maintains high levels through October, and generally decreases during the winter holiday season and as inclement weather impedes operations.

We operate throughout the United States and in parts of Canada and Mexico, with substantially all of our revenue generated from within the United States. All of our assets are domiciled in the United States, and for the past three years less than one percent of our revenue has been generated in Canada and Mexico. We do not separately track domestic and foreign revenue from customers or domestic and foreign long-lived assets, and providing such information would be impracticable.

Drivers and Other Personnel

Driver recruitment, retention, and satisfaction are essential to our success, and we have made each of these factors a primary element of our strategy. We recruit both experienced and student drivers as well as independent contractor drivers who own and drive their own tractor and provide their services to us under lease. We conduct recruiting and/or driver orientation efforts from five of our locations and we offer ongoing training throughout our terminal network. We emphasize driver-friendly operations throughout our organization. We have implemented automated programs to signal when a driver is scheduled to be routed toward home, and we assign fleet managers specific tractor units, regardless of geographic region, to foster positive relationships between the drivers and their principal contact with us.

The truckload industry has periodically experienced difficulty in attracting and retaining enough qualified truck drivers. It is also common for the driver turnover rate of individual carriers to exceed 100% in a year. At times, there are driver shortages in the trucking industry. In past years, when there were driver shortages, the number of qualified drivers had not kept pace with freight growth because of (i) changes in the demographic composition of the workforce; (ii) alternative employment opportunities other than truck driving that became available in a growing economy; and (iii) individual drivers' desire to be home more often.

While the driver recruiting and retention market remained challenging in 2008, it was less difficult than the driver market experienced during 2007. We believe weakness in the housing market contributed favorably to our recruiting and retention efforts for much of 2008. In addition, if adopted, recent rules proposed by the FMCSA requiring additional training for potential drivers to obtain a commercial driver's license could materially impact the number of potential new drivers entering the industry and accordingly, negatively impact our results of operation. We anticipate that competition for qualified drivers will remain high and cannot predict whether we will experience future shortages. If such a shortage were to occur and a driver pay rate increase became necessary to attract and retain drivers, our consolidated results of operations could be negatively impacted to the extent that we may be unable to obtain corresponding freight rate increases.

We use driver teams in a substantial portion of our tractors. Driver teams permit us to provide expedited service on selected long-haul lanes because driver teams are able to handle longer routes and drive more miles while remaining within Department of Transportation ("DOT") safety rules. The use of teams contributes to greater equipment utilization of the tractors they drive than obtained with single drivers. The use of teams, however, increases personnel costs as a percentage of revenue and the number of drivers we must recruit. At December 31, 2008, teams operated approximately 31% of our tractors.

We are not a party to a collective bargaining agreement. At December 31, 2008, we employed approximately 4,344 drivers and approximately 935 non-driver personnel. At December 31, 2008, we also contracted with approximately 91 independent contractor drivers. We believe that we have a good relationship with our personnel.

Revenue Equipment

We believe that operating high quality, late-model equipment contributes to operating efficiency, helps us recruit and retain drivers and is an important part of providing excellent service to customers. Our policy is to operate our tractors while under warranty to minimize repair and maintenance costs and reduce service interruptions caused by breakdowns. We also order most of our equipment with uniform specifications to reduce our parts inventory and facilitate maintenance. At December 31, 2008, our tractor fleet had an average age of approximately 25 months and our trailer fleet had an average age of approximately 51 months. At December 31, 2008, approximately 36% of our tractors were equipped with 2007 emission-compliant engines. Approximately 81% of our trailers were dry vans and the remainder were refrigerated vans.

Over the past several years, the price of new tractors has risen dramatically, while the resale value has generally not changed or, in the current market, decreased. This has substantially increased our costs of operation over the past several years. Manufacturers have indicated that they intend to continue increasing prices prior to and following the introduction of 2010 emission-compliant engines.

Industry and Competition

The U.S. market for truck-based transportation services generates total revenues of greater than an estimated $600 billion and is projected to follow the overall U.S. economy. The trucking industry includes both private fleets and "for-hire" carriers. We operate in the highly fragmented for-hire truckload segment of this market, which generates estimated revenues of approximately $300 billion. Our dedicated business also competes in the estimated $280 billion-plus private fleet portion of the overall trucking market, by seeking to convince private fleet operators to outsource or supplement their private fleets.

The United States trucking industry is highly competitive and includes thousands of "for-hire" motor carriers, none of which dominate the market. Service and price are the principal means of competition in the trucking industry. We compete to some extent with railroads and rail-truck intermodal service but differentiate ourself from them on the basis of service. Rail and rail-truck intermodal movements are more often subject to delays and disruptions arising from rail yard congestion, which reduce the effectiveness of such service to customers with time-definite pick-up and delivery schedules. In times of high fuel prices or less consumer demand, however, rail-intermodal competition becomes significant.

We believe that the cost and complexity of operating trucking fleets are increasing and that economic and competitive pressures are likely to force many smaller competitors and private fleets to consolidate or exit the industry. As a result, we believe that larger, better-capitalized companies, like us, will have opportunities to increase profit margins and gain market share. In the market for dedicated services, we believe that truckload carriers, like us, have a competitive advantage over truck lessors, who are the other major participants in the market, because we can offer lower prices by utilizing back-haul freight within our network that traditional lessors may not have.

Regulation

Our operations are regulated and licensed by various U.S. agencies. Our company drivers and independent contractors also must comply with the safety and fitness regulations of the United States Department of Transportation ("DOT"), including those relating to drug and alcohol testing and hours-of-service. Such matters as weight and equipment dimensions are also subject to U.S. regulations. We also may become subject to new or more restrictive regulations relating to fuel emissions, drivers' hours-of-service, ergonomics, or other matters affecting safety or operating methods. Other agencies, such as the EPA and the Department of Homeland Security ("DHS"), also regulate our equipment, operations, and drivers.

The DOT, through the Federal Motor Carrier Safety Administration ("FMCSA"), imposes safety and fitness regulations on us and our drivers. New rules that limit driver hours-of-service were adopted effective January 4, 2004, and then modified effective October 1, 2005 (the "2005 Rules"). In July 2007, a federal appeals court vacated portions of the 2005 Rules. Two of the key portions that were vacated include the expansion of the driving day from 10 hours to 11 hours, and the "34-hour restart," which allowed drivers to restart calculations of the weekly on-duty time limits after the driver had at least 34 consecutive hours off duty. The court indicated that, in addition to other reasons, it vacated these two portions of the 2005 Rules because FMCSA failed to provide adequate data supporting its decision to increase the driving day and provide for the 34-hour restart. In November 2008, following the submission of additional data by FMCSA and a series of appeals and related court rulings, FMCSA published its final rule, which retains the 11 hour driving day and the 34-hour restart. However, advocacy groups may continue to challenge the final rule. We are unable to predict how a court may rule on such challenges and to what extent the new presidential administration may become involved in this issue. On the whole, however, we believe a court's decision to strike down the final rule would decrease productivity and cause some loss of efficiency, as drivers and shippers may need to be retrained, computer programming may require modifications, additional drivers may need to be employed or engaged, additional equipment may need to be acquired, and some shipping lanes may need to be reconfigured. We are also unable to predict the effect of any new rules that might be proposed if the final rule is stricken by a court, but any such proposed rules could increase costs in our industry or decrease productivity.

The Transportation Security Administration ("TSA") has adopted regulations that require determination by the TSA that each driver who applies for or renews his or her license for carrying hazardous materials is not a security threat. This could reduce the pool of qualified drivers, which could require us to increase driver compensation, limit our fleet growth, or result in trucks sitting idle. These regulations also could complicate the matching of available equipment with hazardous material shipments, thereby increasing our response time on customer orders and our non-revenue miles. As a result, it is possible we could fail to meet the needs of our customers or could incur increased expenses to do so.

Some states and municipalities have begun to restrict the locations and amount of time where diesel-powered tractors, such as ours, may idle, in order to reduce exhaust emissions. These restrictions could force us to alter our drivers' behavior, purchase on-board power units that do not require the engine to idle, or face a decrease in productivity.

We are subject to various environmental laws and regulations dealing with the hauling and handling of hazardous materials, fuel storage tanks, air emissions from our vehicles and facilities, engine idling, and discharge and retention of storm water. We operate in industrial areas, where truck terminals and other industrial activities are located, and where groundwater or other forms of environmental contamination have occurred. Our operations involve the risks of fuel spillage or seepage, environmental damage, and hazardous waste disposal, among others. We also maintain above-ground bulk fuel storage tanks and fueling islands at three of our facilities. A small percentage of our freight consists of low-grade hazardous substances, which subjects us to a wide array of regulations. Although we have instituted programs to monitor and control environmental risks and promote compliance with applicable environmental laws and regulations, if we are involved in a spill or other accident involving hazardous substances, if there are releases of hazardous substances we transport, or if we are found to be in violation of applicable laws or regulations, we could be subject to liabilities, including substantial fines or penalties or civil and criminal liability, any of which could have a materially adverse effect on our business and operating results.

Regulations further limiting exhaust emissions became effective both in 2002 and in 2007 and become progressively more restrictive in 2010. Compliance with such regulations has increased the cost of our new tractors and could impair equipment productivity, lower fuel mileage, and increase our operating expenses. These adverse effects, combined with the uncertainty as to the reliability of the newly designed diesel engines and the residual values of these vehicles, could materially increase our costs or otherwise adversely affect our business or operations.

Fuel Availability and Cost

We actively manage our fuel costs by routing our drivers through fuel centers with which we have negotiated volume discounts. During the past several years, fuel cost per gallon has increased, though the cost of fuel eased over the last five months of 2008. We have also reduced the maximum speed of many of our trucks, implemented strict idling guidelines for our drivers, encouraged the use of shore power units in truck stops, and imposed standards for accepting broker freight that include a minimum combined rate and assumed fuel surcharge component. This combination of initiatives has contributed to significant improvements in fleetwide average fuel mileage. Moreover, we have a fuel surcharge revenue program in place with the majority of our customers, which has historically enabled us to recover some of the higher fuel costs; however, even with the fuel surcharges, the price of fuel has affected our profitability. Most of these programs automatically adjust weekly depending on the cost of fuel. There can be timing differences between a change in our fuel cost and the timing of the fuel surcharges billed to our customers. In addition, we incur additional costs when fuel prices rise that can not be fully recovered due to our engines being idled during cold or warm weather, empty or out-of-route miles, nor for fuel used by refrigerated trailer units that cannot be billed to customers. In addition, during 2007 and 2008, many customers attempted to modify their surcharge programs, some successfully, which has resulted in recovery of a smaller portion of fuel price increases. Rapid increases in fuel costs or shortages of fuel could have a material adverse effect on our operations or future profitability. As of December 31, 2008, we had no derivative financial instruments to reduce our exposure to fuel-price fluctuations.

Seasonality

Our tractor productivity generally decreases during the winter season because inclement weather impedes operations, and some shippers reduce their shipments after the winter holiday season. Revenue can also be affected by bad weather and holidays, since revenue is directly related to available working days of shippers. At the same time, operating expenses increase, with fuel efficiency declining because of engine idling and harsh weather sometimes creating higher accident frequency, increased claims, and more equipment repairs. We can also suffer short-term impacts from weather-related events such as hurricanes, blizzards, ice storms, and floods that could harm our results or make our results more volatile.

Additional Information

At December 31, 2008, our corporate structure included Covenant Transportation Group, Inc., a Nevada holding company organized in May 1994, and its wholly owned subsidiaries: Covenant Transport, Inc., a Tennessee corporation; Covenant Asset Management, Inc., a Nevada corporation; Southern Refrigerated Transport, Inc., an Arkansas corporation; CTG Leasing Company, a Nevada corporation; CVTI Receivables Corp., a Nevada corporation; Star Transportation, Inc., a Tennessee corporation; Volunteer Insurance Limited, a Cayman Islands company; and Covenant Transport Solutions, Inc., a Nevada corporation.

Our headquarters are located at 400 Birmingham Highway, Chattanooga, Tennessee 37419, and our website address is www.covenanttransport.com. Our Annual Report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all other reports we file with the SEC pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") are available free of charge through our website. Information contained in or available through our website is not incorporated by reference into, and you should not consider such information to be part of, this Annual Report on Form 10-K.

RISK FACTORS

Factors That May Affect Future Results

Our future results may be affected by a number of factors over which we have little or no control. The following discussion of risk factors contains forward looking statements as discussed in Item 1 above. The following issues, uncertainties, and risks, among others, should be considered in evaluating our business and growth outlook.

Our business is subject to general economic and business factors that are largely out of our control, any of which could have a materially adverse effect on our operating results.

Our business is dependent on a number of factors that may have a materially adverse effect on our results of operations, many of which are beyond our control. Some of the most significant of these factors include excess tractor and trailer capacity in the trucking industry, declines in the resale value of used equipment, strikes or other work stoppages, increases in interest rates, fuel taxes, tolls, and license and registration fees, and rising costs of healthcare.

We also are affected by recessionary economic cycles, changes in customers' inventory levels, and downturns in customers' business cycles, particularly in market segments and industries, such as retail and manufacturing, where we have a significant concentration of customers, and regions of the country, such as California, Texas, and the Southeast, where we have a significant amount of business. The risks associated with these factors are heightened in the current, severe recession facing the U.S. economy. Some of the principal risks are as follows:

- We may experience a reduction in overall freight levels, which may impair our asset utilization;
- Certain of our customers are facing credit issues and could experience cash flow problems that may lead to payment delays, increased credit risk, bankruptcies, and other financial hardships that could result in even lower freight demand and may require us to increase our allowance for doubtful accounts;
- Freight patterns may change as supply chains are redesigned, resulting in an imbalance between our capacity and our customers' freight demand;
- Customers may bid out freight or select competitors that offer lower rates from among existing choices in an attempt to lower their costs, and we might be forced to lower our rates or lose freight; and
- We may be forced to accept more freight from freight brokers, where freight rates are typically lower, or may be forced to incur more non-revenue miles to obtain loads.

In addition, it is not possible to predict the effects of actual or threatened terrorist attacks, efforts to combat terrorism, military action against any foreign state, heightened security requirements, or other related events. Such events, however, could negatively impact the economy and consumer confidence in the United States. Such events could also have a materially adverse effect on our future results of operations.

We may not be successful in improving our profitability.

In mid-2005, we undertook a strategic plan designed to improve our profitability. Among other things, this plan included changes to items such as the customer base, rate structure, routes served, driver domiciles, management, reporting structure, and operating procedures. These changes, and others that we did not expect, have presented, and are expected to continue to present, significant challenges, particularly in light of weak freight demand and high fuel prices that have persisted since the second half of 2006. Despite our efforts to execute the strategic plan, we experienced a net loss in 2008 and may experience a net loss in 2009 also. If we are unable to improve our profitability, then our liquidity, financial position, and results of operations may be adversely affected.

Our Credit Agreement and other financing arrangements contain certain covenants, restrictions, and requirements, and we may be unable to comply with the covenant, restrictions, and requirements. A default could result in the acceleration of all or part of our outstanding indebtedness, which could have an adverse effect on our financial condition, liquidity, results of operations, and the price of our common stock.

We have an $85.0 million Credit Agreement with a group of banks and numerous other financing arrangements. The Credit Agreement contains certain restrictions and covenants relating to, among other things, dividends, liens, acquisitions and dispositions outside of the ordinary course of business, affiliate transactions, and a fixed charge coverage ratio of at least 1.0 to 1.0. On March 27, 2009, we obtained an amendment to our Credit Agreement, that retroactively to January 1, 2009 amended the fixed charge coverage ratio covenant for January and February 2009, which cured our default of that covenant for January 2009, and reset the fixed charge coverage ratio to levels consistent with our 2009 budget. In consideration of these changes, we agreed to certain fees in connection with the amendment and increases in our interest rates and fees under the Credit Agreement. We have had difficulty meeting budgeted results in the past. If we are unable to meet budgeted results or otherwise comply with our Credit Agreement, we may be unable to obtain a further amendment or waiver under our Credit Agreement or doing so may result in additional fees. See "Liquidity and Capital Resources – Material Debt Agreements – Credit Agreement" for additional information on the recent amendment of our Credit Agreement.

Certain other financing arrangements contain certain restrictions and covenants, as well. If we fail to comply with any of our financing arrangement covenants, restrictions, and requirements, we will be in default under the relevant agreement, which could cause cross-defaults under the other financing arrangements. In the event of any such default, if we failed to obtain replacement financing, amendments to, or waivers under the applicable financing arrangements, our lenders could cease making further advances, declare our debt to be immediately due and payable, fail to renew letters of credit, impose significant restrictions and requirements on our operations, institute foreclosure procedures against their collateral, or impose significant fees and transaction costs. If acceleration occurs, the current credit market crisis may make it difficult or expensive to refinance the accelerated debt or we may have to issue equity securities, which would dilute stock ownership. Even if new financing is made available to us, the current lack of available credit and consequent more stringent borrowing terms may mean that credit is not available to us on acceptable terms. A default under our financing arrangements could cause a materially adverse effect on our liquidity, financial condition, and results of operations.

Our substantial indebtedness and operating lease obligations could adversely affect our ability to respond to changes in our industry or business.

As a result of our level of debt, operating lease obligations, and encumbered assets:

- Our vulnerability to adverse economic conditions and competitive pressures is heightened;
- We will continue to be required to dedicate a substantial portion of our cash flows from operations to operating lease payments and repayment of debt, limiting the availability of cash for other purposes;
- Our flexibility in planning for, or reacting to, changes in our business and industry will be limited;
- Our profitability is sensitive to fluctuations in interest rates because some of our debt obligations are subject to variable interest rates, and future borrowings and lease financing arrangements will be affected by any such fluctuations;
- Our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, or other purposes may be limited; and

- We may be required to issue additional equity securities to raise funds, which would dilute the ownership position of our stockholders.

Our financing obligations could negatively impact our future operations, our ability to satisfy our capital needs, or our ability to engage in other business activities. We also cannot assure you that additional financing will be available to us when required or, if available, will be on terms satisfactory to us.

Fluctuations in the price or availability of fuel, hedging activities and the volume and terms of diesel fuel purchase commitments, and surcharge collection and surcharge policies approved by customers may increase our costs of operation, which could materially and adversely affect our profitability.

Fuel is one of our largest operating expenses. Diesel fuel prices fluctuate greatly due to economic, political, weather, and other factors beyond our control each of which may lead to an increase in the cost of fuel. Fuel also is subject to regional pricing differences and often costs more on the West Coast, where we have significant operations. From time-to-time, we have used hedging contracts and volume purchase arrangements to attempt to limit the effect of price fluctuations. If we do hedge, we may be forced to make cash payments under the hedging arrangements. We use a fuel surcharge program to recapture a portion of the increases in fuel prices over a base rate negotiated with our customers. Our fuel surcharge program does not protect us against the full effect of increases in fuel prices. The terms of each customer's fuel surcharge program vary and certain customers have sought to modify the terms of their fuel surcharge programs to minimize recoverability for fuel price increases. A failure to improve our fuel price protection through these measures, increases in fuel prices, or a shortage of diesel fuel, could materially and adversely affect our results of operations.

We self-insure for a significant portion of our claims exposure, which could significantly increase the volatility of, and decrease the amount of, our earnings.

Our future insurance and claims expense could reduce our earnings and make our earnings more volatile. We self-insure for a significant portion of our claims exposure and related expenses. We accrue amounts for liabilities based on our assessment of claims that arise and our insurance coverage for the periods in which the claims arise, and we evaluate and revise these accruals from time-to-time based on additional information. We do not currently maintain directors and officers' insurance coverage, although we are obligated to indemnify them against certain liabilities they may incur while serving in such capacities. Because of our significant self-insured amounts, we have significant exposure to fluctuations in the number and severity of claims and the risk of being required to accrue or pay additional amounts if our estimates are revised or the claims ultimately prove to be more severe than originally assessed. Historically, we have had to significantly adjust our reserves on several occasions, and future significant adjustments may occur.

We maintain insurance above the amounts for which we self-insure with licensed insurance carriers. If any claim were to exceed our coverage, we would bear the excess, in addition to our other self-insured amounts. Our insurance and claims expense could increase when our current coverage expires, or we could raise our self-insured retention. Although we believe our aggregate insurance limits are sufficient to cover reasonably expected claims, it is possible that one or more claims could exceed those limits. Our insurance and claims expense could increase, or we could find it necessary to again raise our self-insured retention or decrease our aggregate coverage limits when our policies are renewed or replaced. Our operating results and financial condition may be adversely affected if these expenses increase, if we experience a claim in excess of our coverage limits, if we experience a claim for which we do not have coverage, or if we have to increase our reserves again.

Our minority investment in Transplace has not performed in accordance with our expectations, and we could be subject to a write-down or write-off of our investment if the operations of Transplace fail to improve.

We own approximately 12.4% of a global transportation logistics service called Transplace. In the formation transaction, we contributed our logistics customer list, logistics business software and software licenses, certain intellectual property, intangible assets totaling approximately $5.1 million, and $5.0 million in cash, in exchange for our ownership. We account for our investment using the cost method of accounting, with the investment included in other assets. We continue to evaluate our cost method investment in Transplace for impairment due to declines considered to be other than temporary. This impairment evaluation includes general economic and company-specific evaluations. If we determine that a decline in the cost value of this investment is other than temporary, then a charge to earnings will be recorded to other (income) expenses in our consolidated condensed statements of operations for all or a portion of the unrealized loss, and a new cost basis in the investment will be established. If Transplace or we engage in transactions that indicate a value for our interest below our carrying cost, or there are sufficient losses, we may be forced to write down the value of our investment.

We operate in a highly competitive and fragmented industry, and numerous competitive factors could impair our ability to maintain or improve our profitability.

These factors include:

- We compete with many other truckload carriers of varying sizes and, to a lesser extent, with less-than-truckload carriers, railroads, intermodal companies, and other transportation companies, many of which have more equipment and greater capital resources than we do.
- Many of our competitors periodically reduce their freight rates to gain business, especially during times of reduced growth rates in the economy, which may limit our ability to maintain or increase freight rates or maintain significant growth in our business.
- Many of our customers are other transportation companies, and they may decide to transport their own freight.
- Many customers reduce the number of carriers they use by selecting "core carriers" as approved service providers, and in some instances we may not be selected.
- Many customers periodically accept bids from multiple carriers for their shipping needs, and this process may depress freight rates or result in the loss of some business to competitors.
- The trend toward consolidation in the trucking industry may create other large carriers with greater financial resources and other competitive advantages relating to their size.
- Advances in technology require increased investments to remain competitive, and our customers may not be willing to accept higher freight rates to cover the cost of these investments.
- Competition from non-asset-based logistics and freight brokerage companies may adversely affect our customer relationships and freight rates.
- Economies of scale that may be passed on to smaller carriers by procurement aggregation providers may improve their ability to compete with us.

We derive a significant portion of our revenue from our major customers, the loss of one or more of which could have a materially adverse effect on our business.

A significant portion of our revenue is generated from our major customers. Generally, we do not have long term contractual relationships with our major customers, and our customers may not continue to use our services or could reduce their use of our services. For some of our customers, we have entered into multi-year contracts, and the rates we charge may not remain advantageous. A reduction in or termination of our services by one or more of our major customers could have a materially adverse effect on our business and operating results.

Increases in driver compensation or difficulty in attracting and retaining qualified drivers could adversely affect our profitability.

Like many truckload carriers, we experience substantial difficulty in attracting and retaining sufficient numbers of qualified drivers, including independent contractors. In addition, due in part to current economic conditions, including the cost of fuel, insurance, and tractors, the available pool of independent contractor drivers has not met demand over the past several years, though this trend eased slightly at certain times in 2008. Because of possible shortages of qualified drivers, the availability of alternative jobs, and intense competition for drivers from other trucking companies, we expect to continue to face some difficulties increasing the number of our drivers, including independent contractor drivers. The compensation we offer our drivers and independent contractors is subject to market conditions, and we may find it necessary to increase driver and independent contractor compensation in future periods. In addition, we and our industry suffer from a high turnover rate of drivers. Our high turnover rate requires us to continually recruit a substantial number of drivers in order to operate existing revenue equipment. If we are unable to continue to attract and retain a sufficient number of drivers, we could be forced to, among other things, adjust our compensation packages, increase the number of our tractors without drivers, or operate with fewer trucks and face difficulty meeting shipper demands, all of which would adversely affect our growth and profitability.

We operate in a highly regulated industry, and increased costs of compliance with, or liability for violation of, existing or future regulations could have a materially adverse effect on our business.

Our operations are regulated and licensed by various U.S., Canadian, and Mexican agencies. Our company drivers and independent contractors also must comply with the safety and fitness regulations of the United States DOT, including those relating to drug and alcohol testing and hours-of-service. Such matters as weight and equipment dimensions are also subject to U.S. and Canadian regulations. We also may become subject to new or more restrictive regulations relating to fuel emissions, drivers' hours-of-service, ergonomics, or other matters affecting safety or operating methods. Other agencies, such as the Environmental Protection Agency, or EPA, and the Department of Homeland Security, or DHS, also regulate our equipment, operations, and drivers. Future laws and regulations may be more stringent and require changes in our operating practices, influence the demand for transportation services, or require us to incur significant additional costs. Higher costs incurred by us or by our suppliers who pass the costs onto us through higher prices could adversely affect our results of operations.

The DOT, through the FMCSA, imposes safety and fitness regulations on us and our drivers. New rules that limit driver hours-of-service were adopted effective January 4, 2004, and then modified effective October 1, 2005 (the "2005 Rules"). In July 2007, a federal appeals court vacated portions of the 2005 Rules. Two of the key portions that were vacated include the expansion of the driving day from 10 hours to 11 hours, and the "34-hour restart," which allowed drivers to restart calculations of the weekly on-duty time limits after the driver had at least 34 consecutive hours off duty. The court indicated that, in addition to other reasons, it vacated these two portions of the 2005 Rules because FMCSA failed to provide adequate data supporting its decision to increase the driving day and provide for the 34-hour restart. In November 2008, following the submission of additional data by FMCSA and a series of appeals and related court rulings, FMCSA published its final rule, which retains the 11 hour driving day and the 34-hour restart. However, advocacy groups may continue to challenge the final rule. We are unable to predict how a court may rule on such challenges and to what extent the new presidential administration may become involved in this issue. On the whole, however, we believe a court's decision to strike down the final rule would decrease productivity and cause some loss of efficiency, as drivers and shippers may need to be retrained, computer programming may require modifications, additional drivers may need to be employed or engaged, additional equipment may need to be acquired, and some shipping lanes may need to be reconfigured. We are also unable to predict the effect of any new rules that might be proposed if the final rule is stricken by a court, but any such proposed rules could increase costs in our industry or decrease productivity.

In the aftermath of the September 11, 2001 terrorist attacks, federal, state, and municipal authorities have implemented and continue to implement various security measures, including checkpoints and travel restrictions on large trucks. The Transportation Security Administration, or TSA, of the DHS has adopted regulations that require determination by the TSA that each driver who applies for or renews his license for carrying hazardous materials is not a security threat. This could reduce the pool of qualified drivers, which could require us to increase driver compensation, limit our fleet growth, or let trucks sit idle. These regulations also could complicate the matching of available equipment with hazardous material shipments, thereby increasing our response time on customer orders and our non-revenue miles. As a result, it is possible we may fail to meet the needs of our customers or may incur increased expenses to do so. These security measures could negatively impact our operating results.

On December 1, 2008, the FMCSA issued a final rule that will require CDL holders to provide an original or current copy of the medical examiners certification to their State Driver Licensing Agency. This action is the preamble to merge the CDL and the Medical Examination Certificate into a single electronic record. We are unable to predict the effect of this rule on our industry, but we expect that this rule could increase costs and potentially could decrease productivity and the availability of qualified CDL drivers.

Some states and municipalities have begun to restrict the locations and amount of time where diesel-powered tractors, such as ours, may idle, in order to reduce exhaust emissions. These restrictions could force us to alter our drivers' behavior, purchase on-board power units that do not require the engine to idle, or face a decrease in productivity.

Regulations further limiting exhaust emissions became effective both in 2002 and in 2007 and become progressively more restrictive in 2010. Compliance with such regulations has increased the cost of our new tractors and could impair equipment productivity, lower fuel mileage, and increase our operating expenses. These adverse effects, combined with the uncertainty as to the reliability of the newly designed diesel engines and the residual values of these vehicles, could materially increase our costs or otherwise adversely affect our business or operations.

We have significant ongoing capital requirements that could affect our profitability if we are unable to generate sufficient cash from operations and obtain financing on favorable terms.

The truckload industry is capital intensive, and our policy of operating newer equipment requires us to expend significant amounts annually. We expect to pay for projected capital expenditures with cash flows from operations, borrowings under our Credit Agreement, proceeds under our financing facilities, and operating leases of revenue equipment. If we are unable to generate sufficient cash from operations and obtain financing on favorable terms in the future, we may have to limit our growth, enter into less favorable financing arrangements, or operate our revenue equipment for longer periods, any of which could have a materially adverse effect on our profitability.

We currently have trade-in or fixed residual agreements with certain equipment suppliers concerning a portion of our tractor fleet. If the suppliers refuse or are unable to meet their financial obligations under these agreements or if we decline to purchase the relevant number of replacement units from the suppliers, we may suffer a financial loss upon the disposal of our equipment.

We may not make acquisitions in the future, or if we do, we may not be successful in our acquisition strategy.

We made ten acquisitions between 1996 and 2006. Accordingly, acquisitions have provided a substantial portion of our growth. We may not have the financial capacity to or be successful in identifying, negotiating, or consummating any future acquisitions. If we fail to make any future acquisitions, our growth rate could be materially and adversely affected. Any acquisitions we undertake could involve the dilutive issuance of equity securities and/or incurring indebtedness. In addition, acquisitions involve numerous risks, including difficulties in assimilating the acquired company's operations, the diversion of our management's attention from other business concerns, risks of entering into markets in which we have had no or only limited direct experience, and the potential loss of customers, key employees, and drivers of the acquired company, all of which could have a materially adverse effect on our business and operating results. If we make acquisitions in the future, we may not be able to successfully integrate the acquired companies or assets into our business.

Our operations are subject to various environmental laws and regulations, the violation of which could result in substantial fines or penalties.

We are subject to various environmental laws and regulations dealing with the hauling and handling of hazardous materials, fuel storage tanks, air emissions from our vehicles and facilities, engine idling, and discharge and retention of storm water. We operate in industrial areas, where truck terminals and other industrial activities are located, and where groundwater or other forms of environmental contamination have occurred. Our operations involve the risks of fuel spillage or seepage, environmental damage, and hazardous waste disposal, among others. We also maintain above-ground bulk fuel storage tanks and fueling islands at three of our facilities. A small percentage of our freight consists of low-grade hazardous substances, which subjects us to a wide array of regulations. Although we have instituted programs to monitor and control environmental risks and promote compliance with applicable environmental laws and regulations, if we are involved in a spill or other accident involving hazardous substances, if there are releases of hazardous substances we transport, or if we are found to be in violation of applicable laws or regulations, we could be subject to liabilities, including substantial fines or penalties or civil and criminal liability, any of which could have a materially adverse effect on our business and operating results.

Regulations further limiting exhaust emissions became effective both in 2002 and in 2007 and become progressively more restrictive in 2010. Compliance with such regulations has increased the cost of our new tractors and could impair equipment productivity, lower fuel mileage, and increase our operating expenses. These adverse effects, combined with the uncertainty as to the reliability of the newly designed diesel engines and the residual values of these vehicles, could materially increase our costs or otherwise adversely affect our business or operations.

Increased prices, reduced productivity, and scarcity of financing for new revenue equipment may adversely affect our earnings and cash flows.

We are subject to risk with respect to higher prices for new tractors. Prices may increase, due, in part, to government regulations applicable to newly manufactured tractors and diesel engines and due to the pricing power among equipment manufacturers. The resale value of the new tractors has not increased to the same extent. Thus, equipment costs have increased significantly over the past several years. In addition, the engines used in our newer tractors are subject to emissions control regulations issued by the Environmental Protection Agency ("EPA"). The regulations require progressive reductions in exhaust emissions from diesel engines for 2007 through 2010. Compliance with such regulations has increased the cost of our new tractors and could impair equipment productivity, lower fuel mileage, and increase our operating expenses. These adverse effects, combined with the uncertainty as to the reliability of the vehicles equipped with the newly designed diesel engines and the residual values realized from the disposition of these vehicles, could increase our costs or otherwise adversely affect our business or operations as the regulations become effective. Over the past several years, some manufacturers have significantly increased new equipment prices, in part to meet new engine design requirements.

In addition, our financial results and shrinking capacity of lenders and lessors that provide tractor and trailer financing have made it increasingly difficult for us to finance acquisitions of new equipment. As a result, we expect to continue to pay increased prices for equipment and incur additional expenses and related financing costs for the foreseeable future.

We have a combination of agreements and non-binding statements of indicative trade values covering the terms of trade-in commitments from our primary equipment vendors for disposal of a portion of our revenue equipment. The prices we expect to receive under these arrangements may be higher than the prices we would receive in the open market. We may suffer a financial loss upon disposition of our equipment if these vendors refuse or are unable to meet their financial obligations under these agreements, if we fail to enter into definitive agreements consistent with the indicative trade values, if we fail to enter into similar arrangements in the future, or if we do not purchase the required number of replacement units from the vendors.

Near the end of 2008, we lowered our tractor disposal proceeds expectations in response to a combination of sharply lower economic indicators, a worsening credit market, and significantly lower prices received for disposals of our used revenue equipment. Based on these factors and the expected remaining useful lives of some of our equipment, we recorded impairments of the carrying values of most of the tractors and trailers currently held for sale that are expected to be traded or sold in 2009 as well as our in-use tractors that are expected to be traded or sold in 2009 and 2010. Although we do not expect to be required to make any future cash expenditures as a result of this impairment charge, cash proceeds of future disposals of revenue equipment are anticipated to be lower than expected prior to this impairment charge. Additional impairments of the carrying values of our revenue equipment could have a materially adverse effect on our business and operating results.

If we are unable to retain our key employees, our business, financial condition, and results of operations could be harmed.

We are highly dependent upon the services of the following key employees: David R. Parker, our Chairman of the Board, Chief Executive Officer, and President; Joey B. Hogan, our Senior Executive Vice President and Chief Operating Officer, as well as President and Chief Operating Officer of our Covenant subsidiary; Richard B. Cribbs, our Senior Vice President and Chief Financial Officer; Tony Smith, our President of SRT; James Brower, our President of Star; Jerry Eddy, our Covenant subsidiary's Senior Vice President of Operations; M. David Hughes, our Senior Vice President, Corporate Treasurer and Covenant subsidiary's Senior Vice President of Fleet Management and Procurement; and R.H. Lovin, Jr., our Covenant subsidiary's Executive Vice President of Administration. We currently do not have employment agreements with any of the employees referenced above. We do maintain key-man life insurance on David Parker. The loss of any of their services could negatively impact our operations and future profitability. We must continue to develop and retain a core group of managers if we are to realize our goal of improving our profitability.

Our Chief Executive Officer and President and his wife control a large portion of our stock and have substantial control over us, which could limit your ability to influence the outcome of key transactions, including changes of control.

Our Chairman of the Board, Chief Executive Officer, and President, David Parker, and his wife, Jacqueline Parker, beneficially own approximately 40% of our outstanding Class A and Class B common stock and 100% of our Class B common stock. On all matters with respect to which our stockholders have a right to vote, including the election of directors, each share of Class A common stock is entitled to one vote, while each share of Class B common stock is entitled to two votes. All outstanding shares of Class B common stock are owned by the Parkers and are convertible to Class A common stock on a share-for-share basis at the election of the Parkers or automatically upon transfer to someone outside of the Parker family. This voting structure gives the Parkers approximately 48% of the voting power of all of our outstanding stock. The Parkers are able to substantially influence decisions requiring stockholder approval, including the election of our entire board of directors, the adoption or extension of anti-takeover provisions, mergers, and other business combinations. This concentration of ownership could limit the price that some investors might be willing to pay for the Class A common stock, and could allow the Parkers to prevent or delay a change of control, which other stockholders may favor. The interests of the Parkers may conflict with the interests of other holders of Class A common stock, and they may take actions affecting us with which you disagree.

If our stock does not continue to be traded on an established exchange or our public float is diminished, an active trading market may not exist and the trading price of our stock may decline.

Our common stock is listed on The NASDAQ Global Select Market. Nasdaq's continued listing standards for our common stock require, among other things, that (i) the closing bid price for our common stock not fall below $1.00; (ii) our stockholders' equity not fall below $10 million; and (iii) we have more than 750,000 shares held by the public (excluding officers, directors, and beneficial holders of 10% or more) with a market value of at least $5.0 million. A failure to meet these continued listing requirements is generally required to exist for a period of 10 to 30 consecutive business days (depending upon the type of failure) before a deficiency will be determined to exist. In response to current market conditions, NASDAQ has temporarily suspended the enforcement rules requiring the minimum $1.00 closing bid price and may choose to further extend this suspension. If our common stock were threatened with delisting from The NASDAQ Market, we may, depending on the circumstances, seek to extend the period for regaining compliance with NASDAQ listing requirements or we may pursue other strategic alternatives to meet the continuing listing standards.

In addition, we may chose to voluntarily delist from NASDAQ, or "go dark", in the event we believe we may be subject to a delisting proceeding or for any other reason our Board of Directors determines to be in the best interest of our stockholders.

If our common stock is delisted by, or we voluntarily delist from, NASDAQ, our common stock may be eligible to trade on the NYSE Alternext U.S., the OTC Bulletin Board or the Pink OTC Markets. In such an event, it could become more difficult to dispose of, or obtain accurate quotations for the price of, our common stock, and there would likely also be a reduction in our coverage by security analysts and the news media, which could cause the price of our common stock to decline further.

The stock market has recently experienced extreme price and volume fluctuations. This volatility has had a significant effect on the market prices of securities issued by many companies for reasons unrelated to their operating performance. These broad market fluctuations may materially adversely affect the market price of our common stock, regardless of our operating results. In addition, as a result of our small public float and limited trading volume, our common stock may be more susceptible to volatility arising from any of these factors.

Seasonality and the impact of weather affect our operations and profitability.

Our tractor productivity decreases during the winter season because inclement weather impedes operations, and some customers reduce their shipments after the winter holiday season. Revenue can also be affected by bad weather and holidays, since revenue is directly related to available working days of shippers. At the same time, operating expenses increase due to declining fuel efficiency because of engine idling and due to harsh weather creating higher accident frequency, increased claims, and more equipment repairs. We could also suffer short-term impacts from weather-related events such as hurricanes, blizzards, ice storms, and floods that could harm our results or make our results more volatile. Weather and other seasonal events could adversely affect our operating results.

UNRESOLVED STAFF COMMENTS

None.

PROPERTIES

Our headquarters and main terminal are located on approximately 180 acres of property in Chattanooga, Tennessee. This facility includes an office building of approximately 182,000 square feet, a maintenance facility of approximately 65,000 square feet, a body shop of approximately 60,000 square feet, and a truck wash. We maintain twelve terminals located on our major traffic lanes in or near the cities listed below. These terminals provide a base for drivers in proximity to their homes, a transfer location for trailer relays on transcontinental routes, parking space for equipment dispatch, and the other uses indicated below.

Terminal Locations	Maintenance	Recruiting/ Orientation	Sales	Ownership
Chattanooga, Tennessee	x	x	x	Leased
Indianapolis, Indiana				Leased
Texarkana, Arkansas	x	x	x	Owned
Hutchins, Texas	x	x		Owned
French Camp, California				Leased
Fontana, California	x			Leased
Long Beach, California				Owned
Pomona, California		x		Owned
Allentown, Pennsylvania				Owned
Nashville, Tennessee	x	x	x	Owned
Olive Branch, Mississippi	x		x	Owned
Orlando, Florida				Leased

LEGAL PROCEEDINGS

From time to time we are a party to routine litigation arising in the ordinary course of business, most of which involves claims for personal injury and property damage incurred in connection with the transportation of freight. We maintain insurance to cover liabilities arising from the transportation of freight for amounts in excess of certain self-insured retentions.

SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

During the fourth quarter of the year ended December 31, 2008, no matters were submitted to a vote of security holders.

MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Price Range of Common Stock

Our Class A common stock is traded on the NASDAQ National Market, under the symbol "CVTI." The following table sets forth, for the calendar periods indicated, the range of high and low sales price for our Class A common stock as reported by NASDAQ from January 1, 2007 to December 31, 2008.

Period	High	Low
Calendar Year 2007:		
1st Quarter	$12.50	$10.64
2nd Quarter	$11.83	$10.42
3rd Quarter	$11.55	$ 6.18
4th Quarter	$ 8.25	$ 6.27
Calendar Year 2008:		
1st Quarter	$8.48	$5.10
2nd Quarter	$6.45	$2.90
3rd Quarter	$5.64	$2.70
4th Quarter	$3.22	$1.36

As of March 23, 2009, we had approximately 57 stockholders of record of our Class A common stock. However, we estimate our actual number of stockholders is much higher because a substantial number of our shares are held of record by brokers or dealers for their customers in street names.

Dividend Policy

We have never declared and paid a cash dividend on our Class A or Class B common stock. It is the current intention of our Board of Directors to continue to retain earnings to finance our business and reduce our indebtedness rather than to pay dividends. The payment of cash dividends is currently limited by our financing arrangements. Future payments of cash dividends will depend upon our financial condition, results of operations, capital commitments, restrictions under then-existing agreements, and other factors deemed relevant by our Board of Directors.

See "Equity Compensation Plan Information" in this Annual Report for certain information concerning shares of our Class A common stock authorized for issuance under our equity compensation plans.

SELECTED FINANCIAL DATA

(In thousands, except per share and operating data amounts)

	Years Ended December 31,				
	2008	2007	2006	2005	2004
Statement of Operations Data:					
Freight revenue	$615,810	$602,629	$572,239	$555,428	$558,453
Fuel surcharges	158,104	109,897	111,589	87,626	45,169
Total revenue	$773,914	$712,526	$683,828	$643,054	$603,622
Operating expenses:					
Salaries, wages, and related expenses (1)	263,793	270,435	262,303	242,157	225,778
Fuel expense	260,704	211,022	194,355	170,582	127,723
Operations and maintenance	42,459	40,437	36,112	33,625	30,555
Revenue equipment rentals and purchased transportation	90,974	66,515	63,532	61,701	69,928
Operating taxes and licenses	13,078	14,112	14,516	13,431	14,217
Insurance and claims expense (2)	37,578	36,391	34,104	41,034	54,847
Communications and utilities	6,702	7,377	6,727	6,579	6,517
General supplies and expenses	26,399	23,377	21,387	17,778	15,104
Depreciation and amortization, including net gains on disposition of equipment and impairment of assets (3)	63,235	53,541	41,150	39,101	45,001
Goodwill impairment charge (4)	24,671	-	-	-	-
Total operating expenses	829,593	723,207	674,186	625,988	589,670
Operating income (loss)	(55,679)	(10,681)	9,642	17,066	13,952
Other (income) expense:					
Interest expense	10,373	12,285	7,166	4,203	3,098
Interest income	(435)	(477)	(568)	(273)	(48)
Loss on early extinguishment of debt	726	-	-	-	-
Other	(160)	(183)	(157)	(538)	(926)
Other expenses, net	10,504	11,625	6,441	3,392	2,124
Income (loss) before income taxes and cumulative effect of change in accounting principle	(66,183)	(22,306)	3,201	13,674	11,828
Income tax expense (benefit)	(12,792)	(5,580)	4,582	8,003	8,452
Income (loss) before cumulative effect of change in accounting principle	(53,391)	(16,726)	(1,381)	5,671	3,376
Cumulative effect of change in accounting principle, net of tax (5)	-	-	-	(485)	-
Net income (loss)	$(53,391)	$(16,726)	$(1,381)	$5,186	$3,376

(1) Includes a $1,500 pre-tax increase to workers' compensation claims reserve in 2004.

(2) Includes an $18,000 pre-tax increase to casualty claims reserve in 2004.

(3) Includes a $1,665 pre-tax impairment charge related to an airplane in 2007 and a $15,791 pretax impairment charge related to revenue equipment in 2008. See the discussion below under "Additional Information Concerning Impairment Charges" for a more extensive description of these impairments.

(4) Represents a $24,700 non-cash impairment charge to write off the goodwill associated with the acquisition of our Star Transportation subsidiary. See the discussion below under "Additional Information Concerning Impairment Charges" for a more extensive description of this impairment.

(5) Represents a $485 adjustment, net of tax, related to the adoption of FIN 47, *Accounting for Conditional Asset Retirement Obligations* in 2005.

Basic earnings (loss) per share before cumulative effect of change in accounting principle	$(3.80)	$(1.19)	$(0.10)	$0.40	$0.23
Cumulative effect of change in accounting principle	-	-	-	(0.03)	-
Basic earnings (loss) per share	$(3.80)	$(1.19)	$(0.10)	$0.37	$0.23
Diluted earnings (loss) per share before cumulative effect of change in accounting principle:	$(3.80)	$(1.19)	$(0.10)	$0.40	$0.23
Cumulative effect of change in accounting principle	-	-	-	(0.03)	-
Diluted earnings (loss) per share	$(3.80)	$(1.19)	$(0.10)	$0.37	$0.23
Basic weighted average common shares outstanding	14,038	14,018	13,996	14,175	14,641
Diluted weighted average common shares outstanding	14,038	14,018	13,996	14,270	14,833

	Years Ended December 31,				
	2008	**2007**	**2006**	**2005**	**2004**
Selected Balance Sheet Data:					
Net property and equipment	$236,018	$247,530	$274,974	$211,158	$209,422
Total assets	$393,676	$439,794	$475,094	$371,261	$357,383
Long-term debt, less current maturities	$107,956	$86,467	$104,900	$33,000	$8,013
Total stockholders' equity	$118,820	$172,266	$188,844	$189,724	$195,699
Selected Operating Data:					
Average freight revenue per loaded mile (1)	$1.53	$1.52	$1.51	$1.51	$1.40
Average freight revenue per total mile (1)	$1.36	$1.36	$1.36	$1.36	$1.27
Average freight revenue per tractor per week (1)	$3,105	$3,088	$3,077	$3,013	$2,995
Average miles per tractor per year	118,992	118,159	117,621	115,765	122,899
Weighted average tractors for year (2)	3,456	3,623	3,546	3,535	3,558
Total tractors at end of period (2)	3,292	3,555	3,719	3,471	3,476
Total trailers at end of period (3)	8,277	8,667	9,820	8,565	8,867

(1) Excludes fuel surcharge revenue.
(2) Includes monthly rental tractors and tractors provided by owner-operators.
(3) Excludes monthly rental trailers.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

We are the eleventh largest truckload carrier in the United States measured by fiscal 2007 revenue according to *Transport Topics,* a publication of the American Trucking Associations, Inc. We focus on targeted markets where we believe our service standards can provide a competitive advantage. We are a major carrier for transportation companies such as freight forwarders, less-than-truckload carriers, and third-party logistics providers that require a high level of service to support their businesses, as well as for traditional truckload customers such as manufacturers and retailers. We also generate revenue through a subsidiary that provides freight brokerage services.

Outlook for 2009

Our overriding goal for 2009 is to generate a profit. Toward that end, we are undertaking strict cost controls and managing the size of our fleet to reflect available freight. We believe our goal is achievable and have made the following assumptions, among others, in establishing our goal:

- Industry-wide truckload freight tonnage will decline significantly versus 2008 in the first three quarters of 2009, before approaching 2008 levels in the fourth quarter;
- Because of expected reduced volumes in our industry and the expected further deterioration of other sectors of the economy, freight rates will continue to suffer from downward pressure;
- Uncertainty will persist regarding the availability of credit for our customers, their ability to make payments when due, additional pressures on our customer's cost structures, and additional pressures on our own expenses;
- An anticipated reduction of our consolidated fleet size by 150 tractors in the first quarter of 2009, any further reductions required later in the year, and an increase in the full-year average percentage of team-driven tractors in our fleet will limit the negative effects of rate pressure and decreased shipments such that our revenue per tractor per week will be similar to 2007;
- Certain cost savings initiatives we have identified are successfully executed and we do not experience upward pressure on driver compensation;
- Financing under our Credit Facility, Daimler Facility, and other sources remains available under terms substantially similar to the current terms, taking into account the recent amendment to the Credit Agreement;
- Average fuel prices as reported by the Department of Energy for 2009 remain below $2.40 per gallon on a full-year basis and our fuel surcharge recovery percentage does not deteriorate;
- Our frequency and severity of accident and workers' compensation claims, and associated accrual amounts, remain consistent with the average level over the past three years;
- The used equipment market does not continue to deteriorate below levels seen at the end of 2008; and
- The legal and regulatory framework applicable to our business (including applicable tax laws and emissions regulations) remains substantially the same.

Recent Results and Year-End Financial Condition

At December 31, 2008, our total stockholders' equity was $118.8 million and our total balance sheet debt, net of cash, was $160.7 million for a total debt-to-capitalization ratio of 57.5% and a book value of $8.42 per basic and diluted share. At year end, we also had approximately $40.6 million in undrawn letters of credit posted with insurance carriers. At December 31, 2008, we had $38.9 million of available borrowing capacity under our Credit Agreement. In March 2009, we obtained an amendment to our Credit Agreement, which retroactively to January 1, 2009 amended the fixed charge coverage covenant in exchange for increases in interest rates and fees under the Credit Agreement and the payment of fees.

For the year ended December 31, 2008, total revenue increased 8.6%, to $773.9 million from $712.5 million during 2007. Freight revenue, which excludes revenue from fuel surcharges, increased 2.2%, to $615.8 million in 2008 from $602.6 million in 2007. Including impairment charges discussed below, we experienced a net loss of $53.4 million, or ($3.80) per basic and diluted share, for 2008 compared to a net loss of $16.7 million, or ($1.19) per basic and diluted share, for 2007. On a non-GAAP basis, without the impairment charges discussed below, our net loss would have been $19.0 million, or ($1.36) per basic and diluted share for 2008, compared to a net loss of $15.7 million, or ($1.12) per basic and diluted share for 2007. Our 2008 loss includes impairment charges that did not affect our liquidity or cash flow for the year. These impairment charges are described in more detail "Additional

Information Concerning Impairment Charges" below, but included a $24.7 million non-cash charge to write off the goodwill associated with the acquisition of Star Transportation in 2006, and a $9.7 million, after-tax write-down of revenue equipment carrying values for tractors currently held for sale expected to be traded or sold in 2009 and our in-use tractors expected to be traded or sold in 2009 and 2010. There was no tax benefit associated with the nondeductible goodwill impairment charge.

The following tables reconcile our financial results for the years ended December 31, 2008 and December 31, 2007, as reported and, on a non-GAAP basis, excluding the impairment charges:

Items Affecting Net Loss Comparability:	**Fiscal Year**	
(Dollars in Thousands)	**2008**	**2007**
Reported Net Loss	($53,391)	($16,726)
Impairment charge on goodwill	$24,671	--
Impairment charge on assets	$9,698	$1,024
Non-GAAP Basis Net Loss, Excluding Impairment Charges	($19,022)	($15,702)

Items Affecting Loss Per Share Comparability:	**Fiscal Year**	
	2008	**2007**
Reported Loss Per Share	($3.80)	($1.19)
Impairment charge on goodwill	$1.75	--
Impairment charge on assets	$0.69	$0.07
Non-GAAP Basis Loss Per Share, Excluding Impairment Charges	($1.36)	($1.12)

These impairment charges are discussed in more detail below in "Additional Information Concerning Impairment Charges." We are presenting the non-GAAP financial measures because we believe they better reflect our fundamental business performance. The non-GAAP financial measures exclude items that we believe to be unusual and that affect the comparability of our results from prior periods.

For the year ended December 31, 2008, our average freight revenue per tractor per week, our main measure of asset productivity, increased 0.6%, to $3,105 compared to $3,088 for the year ended December 31, 2007. The increase was primarily generated by a 0.7% increase in average miles per tractor attributable to a substantial increase in the percentage of our fleet operated by two-person driver teams.

Revenue

We generate substantially all of our revenue by transporting, or arranging transportation of, freight for our customers. Generally, we are paid by the mile or by the load for our services. The main factors that affect our revenue are the revenue per mile we receive from our customers, the percentage of miles for which we are compensated, the number of tractors operating, and the number of miles we generate with our equipment. These factors relate to, among other things, the U.S. economy, inventory levels, the level of truck capacity in our markets, specific customer demand, competition, the percentage of team-driven tractors in our fleet, driver availability, and our average length of haul.

In our trucking operations, we also derive revenue from fuel surcharges, loading and unloading activities, equipment detention, and other accessorial services. We measure revenue before fuel surcharges, or "freight revenue," because we believe that fuel surcharges tend to be a volatile source of revenue. We believe the exclusion of fuel surcharges affords a more consistent basis for comparing the results of operations from period to period. In our brokerage operations, we derive revenue from arranging loads for other carriers.

We operate tractors driven by a single driver and also tractors assigned to two-person driver teams. Our single driver tractors generally operate in shorter lengths of haul, generate fewer miles per tractor, and experience more non-revenue miles, but the lower productive miles are expected to be offset by generally higher revenue per loaded mile and the reduced employee expense of compensating only one driver. We expect operating statistics and expenses to shift with the mix of single and team operations.

Expenses and Profitability

The main factors that impact our profitability on the expense side are the variable costs of transporting freight for our customers. The variable costs include fuel expense, driver-related expenses, such as wages, benefits, training, and recruitment, and independent contractor and third party carrier costs, which we record as purchased transportation. Expenses that have both fixed and variable components include maintenance and tire expense and our total cost of insurance and claims. These expenses generally vary with the miles we travel, but also have a controllable component based on safety, fleet age, efficiency, and other factors. Our main fixed cost is the acquisition and financing of long-term assets, primarily revenue equipment and operating terminals. In addition, we have other mostly fixed costs, such as certain non-driver personnel expenses.

Our main measure of profitability is operating ratio, which we define as operating expenses, net of fuel surcharge revenue, divided by total revenue, less fuel surcharge revenue.

Revenue Equipment

At December 31, 2008, we operated approximately 3,292 tractors and 8,277 trailers. Of these tractors, approximately 2,555 were owned, 646 were financed under operating leases, and 91 were provided by independent contractors, who own and drive their own tractors. Of these trailers, approximately 2,571 were owned and approximately 5,706 were financed under operating leases. We finance a portion of our tractor fleet and most of our trailer fleet with off-balance sheet operating leases. These leases generally run for a period of three years for tractors and five to seven years for trailers. During 2008, we continued to have a late model fleet with an average tractor age of 2.1 years and an average trailer age of 4.3 years.

Independent contractors (owner-operators) provide a tractor and a driver and are responsible for all operating expenses in exchange for a fixed payment per mile. We do not have the capital outlay of purchasing the tractor. The payments to independent contractors and the financing of equipment under operating leases are recorded in revenue equipment rentals and purchased transportation. Expenses associated with owned equipment, such as interest and depreciation, are not incurred, and for independent contractor-tractors, driver compensation, fuel, and other expenses are not incurred. Because obtaining equipment from independent contractors and under operating leases effectively shifts financing expenses from interest to "above the line" operating expenses, we evaluate our efficiency using net margin as well as operating ratio.

Additional Information Concerning Impairment Charges

Pursuant to Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standard No. 142, *Goodwill and Other Intangible Assets*, we conducted goodwill impairment testing in light of the current diminished market conditions and declining market outlook for our Star Transportation operating subsidiary, which was acquired in September of 2006. Because we identified a potential impairment, we engaged an independent third party to assist us in the completion of valuations used in the impairment testing process. The completion of this work concluded that the goodwill previously recorded for the Star acquisition was fully impaired and resulted in a $24.7 million, or $1.75 per basic and diluted share, non-cash goodwill impairment charge. There was no tax benefit associated with this nondeductible charge.

Pursuant to FASB Statement of Financial Accounting Standard No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, we performed an impairment analysis of the carrying value of our tractors and trailers. We recently undertook the analysis after lowering our 2009 revenue and tractor disposal proceeds expectations in response to a combination of sharply lower economic indicators, a worsening credit market, and significantly lower prices received for disposals of our own used revenue equipment, all of which deteriorated substantially during the fourth quarter of 2008. Based on these factors and the expected remaining useful lives of the tractors, we recorded a $6.4 million asset impairment charge ($1.2 million was recorded in the third quarter and $5.2 million was recorded in the fourth quarter) to write down the carrying values of tractors and trailers held for sale and expected to be traded or sold in 2009. Although we do not expect to be required to make any current or future cash expenditures as a result of this impairment charge, cash proceeds of future disposals of revenue equipment are anticipated to be lower than expected prior to this impairment charge.

In accordance with the impairment guidance of FAS 144, most of the tractors held and used which are scheduled to be disposed of in 2009 and 2010 were written down to their fair value as of December 31, 2008. Actual disposition values may be greater or less than expected because of the length of time before disposition and the relatively small amount of market data concerning fair market values of tractors of these model years and mileage. Also, a portion of these tractors are covered by tradeback agreements with the manufacturer, but the exact number cannot be ascertained because the tradebacks are based on a percentage of the number of new tractors actually purchased. The carrying values for revenue equipment scheduled for trade in 2011 and beyond were not adjusted because those tractors and trailers were not required to be impaired based on recoverability testing using the expected future cash flows and disposition values of such equipment.

In addition, our 2007 asset impairment charge was related to our decision to sell our corporate aircraft to reduce ongoing operating costs. We recorded an impairment charge of $1.7 million, reflecting the unfavorable fair market value of the airplane as compared to the combination of the estimated payoff of the long-term operating lease and current book value of related airplane leasehold improvements.

RESULTS OF OPERATIONS

For comparison purposes in the table below, we use freight revenue, or total revenue less fuel surcharges, in addition to total revenue when discussing changes as a percentage of revenue. We believe excluding this sometimes volatile source of revenue affords a more consistent basis for comparing our results of operations from period to period. Freight revenue excludes $158.1 million, $109.9 million, and $111.6 million of fuel surcharges in 2008, 2007, and 2006, respectively.

The following table sets forth the percentage relationship of certain items to total revenue and freight revenue:

	2008	2007	2006
Total revenue	100.0%	100.0%	100.0%
Operating expenses:			
Salaries, wages, and related expenses	34.1	38.0	38.4
Fuel expense	33.7	29.6	28.4
Operations and maintenance	5.5	5.7	5.3
Revenue equipment rentals and purchased transportation	11.8	9.3	9.3
Operating taxes and licenses	1.7	2.0	2.1
Insurance and claims	4.9	5.1	5.0
Communications and utilities	0.9	1.0	1.0
General supplies and expenses	3.2	3.3	3.1
Depreciation and amortization, including net gains on disposition of equipment (2)	8.2	7.5	6.0
Goodwill impairment (3)	3.2	0.0	0.0
Total operating expenses	107.2	101.5	98.6
Operating income (loss)	(7.2)	(1.5)	1.4
Other expense, net	1.4	1.6	0.9
Income (loss) before income taxes	(8.6)	(3.1)	0.5
Income tax expense (benefit)	(1.7)	(0.8)	0.7
Net loss	(6.9)%	(2.3)%	(0.2)%

	2008	2007	2006
Freight revenue (1)	100.0%	100.0%	100.0%
Operating expenses:			
Salaries, wages, and related expenses	42.8	44.9	45.8
Fuel expense (1)	16.7	16.8	14.5
Operations and maintenance	6.9	6.7	6.3
Revenue equipment rentals and purchased transportation	14.8	11.0	11.1
Operating taxes and licenses	2.1	2.3	2.5
Insurance and claims	6.1	6.0	6.0
Communications and utilities	1.1	1.2	1.2
General supplies and expenses	4.3	3.9	3.7
Depreciation and amortization, including net gains on disposition of equipment (2)	10.3	8.9	7.2
Goodwill impairment (3)	4.0	0.0	0.0
Total operating expenses	109.1	101.8	98.3
Operating income (loss)	(9.1)	(1.8)	1.7
Other expense, net	1.7	1.9	1.1
Income (loss) before income taxes	(10.8)	(3.7)	0.6
Income tax expense (benefit)	(2.1)	(0.9)	0.8
Net loss	(8.7)%	(2.8)%	(0.2)%

(1) Freight revenue is total revenue less fuel surcharges. In this table, fuel surcharges are eliminated from revenue and subtracted from fuel expense. The amounts were $158.1 million, $109.9 million and $111.6 million in 2008, 2007, and 2006, respectively.

(2) Includes a $9.4 million pre-tax impairment charge for held and used equipment and $6.4 million of pre-tax impairment charges for equipment held for sale in the year ended December 31, 2008, which together represent 2.0% of total revenue and 2.6% of freight revenue. Includes a $1.7 million pre-tax impairment charge for equipment held for sale in the year ended December 31, 2007. See the discussion above under "Additional Information Concerning Impairment Charges" for a more extensive description of these impairments.

(3) Represents a $24.7 non-cash impairment charge to write off the goodwill associated with the acquisition of our Star Transportation subsidiary. See the discussion above under "Additional Information Concerning Impairment Charges" for a more extensive description of this impairment.

Comparison of Year Ended December 31, 2008 to Year Ended December 31, 2007

Total revenue increased $61.4 million, or 8.6%, to $773.9 million in 2008, from $712.5 million in 2007. Freight revenue excludes $158.1 million of fuel surcharge revenue in 2008 and $109.9 million in 2007. Freight revenue (total revenue less fuel surcharges) increased $13.2 million, or 2.2%, to $615.8 million in 2008, from $602.6 million in 2007. For comparison purposes, we use freight revenue (total revenue less fuel surcharge revenue) when discussing changes as a percentage of revenue. We believe removing this sometimes volatile source of revenue affords a more consistent basis for comparing the results of operations from period to period.

Average freight revenue per tractor per week, our primary measure of asset productivity, increased 0.6% to $3,105 in 2008 from $3,088 in 2007. The increase was primarily generated by a 0.7% increase in average miles per tractor. The average miles per tractor increase was attributable to a 7 percentage point increase in the percentage of our fleet operated by driver teams (which usually generate higher miles than a solo-driver truck). The increase in teams offset a deterioration in miles per truck in our solo fleets. We continued to constrain the size of our tractor fleet to achieve greater fleet utilization and attempt to improve profitability. Weighted average tractors decreased 4.6% to 3,456 in 2008 from 3,623 in 2007.

Our Solutions revenue increased approximately 176% to $54.7 million in 2008 from $19.8 million in 2007, primarily due to an increase in fuel surcharge collection, much of which is passed on to the third party carriers, and an increase in brokerage loads to 27,117 in 2008 from 10,743 loads in 2007. As a result, average revenue per load increased approximately 9.4% to $2,017 in 2008 from $1,843 per load in 2007.

Salaries, wages, and related expenses decreased $6.6 million, or 2.5%, to $263.8 million in 2008, from $270.4 million in 2007. As a percentage of freight revenue, salaries, wages, and related expenses decreased to 42.8% in 2008 from 44.9% in 2007. Driver pay decreased $7.7 million to $180.8 million in 2008, from $188.5 million in the 2007 period. The decrease was attributable to lower driver wages as more drivers have opted onto our driver per diem pay program. Our payroll expense for employees, other than over-the-road drivers, decreased $1.8 million to $45.4 million from $47.2 million, due to a reduction in non-driver work force comparable to the percentage reduction in tractor fleet. These reductions were partially offset by an increase in workers' compensation expense related to unfavorable development of some outstanding claims during 2008, as well as increases in our group health expenses, and additional office salary expense related to severance payments.

Fuel expense, net of fuel surcharge revenue of $158.1 million in 2008 and $109.9 million in 2007, increased $1.5 million to $102.6 million in 2008 from $101.1 million in 2007. As a percentage of freight revenue, net fuel expense was essentially constant at 16.7% in 2008 and 16.8% in 2007. Net fuel expense was highly volatile during the year, however, amounting to 19.0% of freight revenue during the second quarter and dropping to 11.5% of freight revenue in the fourth quarter. Fuel surcharges amounted to $0.384 per total mile in 2008 compared to $0.257 per total mile in 2007. We received a fuel surcharge on our loaded miles from most shippers. However, this does not cover the entire cost of high fuel prices for several reasons, including the following: surcharges cover only loaded miles, not the approximately 11% of non-revenue miles we operated in 2008; surcharges do not cover miles driven out-of-route by our drivers; and surcharges typically do not cover refrigeration unit fuel usage or fuel burned by tractors while idling. In addition, fuel surcharges vary in the percentage of reimbursement offered, and not all surcharges fully compensate for fuel price increases even on loaded miles.

The rate of fuel price increases also can have an impact. Most fuel surcharges are based on the average fuel price as published by the DOE for the week prior to the shipment. In times of decreasing fuel prices, the lag time causes additional recovery. Lag time was a factor to additional recovery during the second half of 2008, as fuel prices decreased rapidly during the period.

We have established several initiatives to combat the cost of fuel. We have invested in auxiliary power units for a percentage of its fleet and is evaluating the payback on additional units where idle time is already lower. We have also reduced the maximum speed of many of our trucks, implemented strict idling guidelines for our drivers, encouraged the use of shore power units in truck stops, and imposed standards for accepting broker freight that include a minimum combined rate and assumed fuel surcharge component. This combination of initiatives contributed to a significant improvement in fleetwide average fuel mileage. We will continue to review shipper's overall freight rate and fuel surcharge program. Fuel costs may continue to be affected in the future by price fluctuations, volume purchase commitments, the terms and collectibility of fuel surcharges, the percentage of miles driven by independent contractors, and lower fuel mileage due to government mandated emissions standards that have resulted in less fuel efficient engines. At December 31, 2008, we had no derivative financial instruments to reduce our exposure to fuel price fluctuations.

Operations and maintenance, consisting primarily of vehicle maintenance, repairs, and driver recruitment expenses, increased $2.0 million to $42.5 million in 2008 from $40.4 million in 2007. The increase resulted from increased tractor and trailer maintenance costs, as well as increased tire expense associated with a somewhat older average fleet age and the associated tire replacement cycle. As a percentage of freight revenue, operations and maintenance increased to 6.9% in 2008 from 6.7% in 2007.

Revenue equipment rentals and purchased transportation increased $24.5 million, or 36.8%, to $91.0 million in 2008, from $66.5 million in 2007. As a percentage of freight revenue, revenue equipment rentals and purchased transportation expense increased to 14.8% in 2008 from 11.0% in 2007. These increases were primarily driven by increased payments to third-party transportation providers associated with Solutions, our brokerage subsidiary, which increased to $45.7 million in 2008 from $16.3 million in 2007. This was offset by a $3.7 million reduction in payments to independent contractors, which decreased to $14.1 million in 2008 from $17.8 million in 2007, mainly due to a decrease in the independent contractor fleet, and a decrease in tractor and trailer equipment rental and other related expenses to $31.2 million in 2008 compared with $32.5 million in 2007. We had financed approximately 646 tractors and 5,706 trailers under operating leases at December 31, 2008, compared with 693 tractors and 6,322 trailers under operating leases at December 31, 2007. This expense category will fluctuate with the number of loads hauled by independent contractors and handled by Solutions and the percentage of our fleet financed with operating leases, as well as the amount of fuel surcharge revenue passed through to the independent contractors and third-party carriers.

Operating taxes and licenses decreased $1.0 million, or 7.3%, to $13.1 million in 2008 from $14.1 million in 2007. As a percentage of freight revenue, operating taxes and licenses remained essentially constant at 2.1% in 2008 and 2.3% in 2007.

Insurance and claims, consisting primarily of premiums and deductible amounts for liability, physical damage, and cargo damage insurance and claims, increased $1.2 million, or 3.3%, to approximately $37.6 million in 2008 from approximately $36.4 million in 2007. As a percentage of freight revenue, insurance and claims remained essentially constant at 6.1% in 2008 and 6.0% in 2007.

The Company's overall safety performance has improved as our DOT reportable accidents dropped to the lowest level per million miles since 2000, giving us the best overall safety performance in at least eight years (based on DOT reportable accidents per million miles). During 2008, there were a small number of severe accidents late in the year that resulted in a negative impact of approximately $5.4 million. During 2007, there were unfavorable developments on two prior-period claims that increased our accrual for casualty claims in 2007 by $5.2 million. The 2007 increase was partially offset by the receipt of a $1.0 million refund from our insurance carrier related to achieving certain monetary claim targets for our casualty policy in the 2007 policy year. The insurance refund in 2008 was approximately $0.4 million. With our significant self-insured retention, insurance and claims expense may fluctuate significantly from period to period, and any increase in frequency or severity of claims could adversely affect our financial condition and results of operations.

Communications and utilities decreased to $6.7 million in 2008 from $7.4 million in 2007. As a percentage of freight revenue, communications and utilities remained essentially constant at 1.1% in 2008 and 1.2% in 2007.

General supplies and expenses, consisting primarily of headquarters and other terminal facilities expenses, increased $3.0 million to $26.4 million in 2008 from $23.3 million in 2007. As a percentage of freight revenue, general supplies and expenses increased to 4.3% in 2008 from 3.9% in 2007. The increase was primarily due to increased sales agent commissions, from our growing brokerage subsidiary, which increased $2.5 million to $3.8 million in 2008, compared to $1.3 million in 2007.

Depreciation and amortization, consisting primarily of depreciation of revenue equipment increased $9.7 million or 18.1%, to $63.2 million in 2008 from $53.5 million in 2007. As a percentage of freight revenue, depreciation and amortization increased to 10.3% in 2008 from 8.9% in 2007. The increase was related to a $15.8 million revenue equipment impairment charge that was recorded in 2008 as compared to a $1.7 million impairment charge recorded in 2007. Excluding the impairment charges, depreciation and amortization decreased $4.4 million in 2008 and, as a percentage of freight revenue, decreased to 7.7% in 2008 from 8.6% in 2007. These decreases were primarily the result of our efforts to eliminate excess equipment and terminals over the past year. We have reduced the fleet by approximately 263 tractors and 390 trailers. Depreciation and amortization expense includes any gain or loss on the disposal of equipment, which was an approximately $1.9 million loss in 2008 and a $1.7 million loss in 2007. Please see "Additional Information Concerning Impairment Charges" above for a further description of impairment charges affecting our operating results.

Goodwill impairment in 2008 related to the $24.7 million write-off of all goodwill associated with our 2006 acquisition of Star Transportation. This amount is non-cash and non-deductible. Please see "Additional Information Concerning Impairment Charges" above for a further description of impairment charges affecting our operating results.

Our income tax benefit was $12.8 million in 2008 compared to $5.6 million in 2007. The effective tax rate is different from the expected combined tax rate as a result of permanent differences primarily related to a per diem pay structure implemented in 2001. Due to the nondeductible effect of per diem, our tax rate will fluctuate in future periods as income fluctuates. In addition, we reversed a contingent tax accrual during 2007, based on the recommendation by an IRS appeals officer that the IRS concede a case in our favor. This concession resulted in recognition of approximately $0.4 million of income tax benefit for 2007.

Primarily as a result of the factors described above, net income decreased approximately $36.7 million to a net loss of $53.4 million in 2008 from a net loss of $16.7 million in 2007. As a result of the foregoing, our net loss as a percentage of freight revenue declined to (8.7%) in 2008 from (2.8%) in 2007.

Comparison of Year Ended December 31, 2007 to Year Ended December 31, 2006

Total revenue increased $28.7 million, or 4.2%, to $712.5 million in 2007, from $683.8 million in 2006. Freight revenue excludes $109.9 million of fuel surcharge revenue in 2007 and $111.6 million in 2006.

On September 14, 2006, we acquired 100% of the outstanding stock of Star, a short-to-medium haul dry van regional truckload carrier based in Nashville, Tennessee. The acquisition included 614 tractors and 1,719 trailers. Star's operating results have been accounted for in the Company's results of operations since the acquisition date. Star's total revenue for the year ended December 31, 2007 totaled approximately $96.2 million, which is included in our consolidated statements of operations for the year ended December 31, 2007. Star's cost structure is similar to that of our additional operating subsidiaries, and therefore has a minimal impact on expenses as a percentage of freight revenue.

Freight revenue (total revenue less fuel surcharges) increased $30.4 million, or 5.3%, to $602.6 million in 2007, from $572.2 million in 2006. Average freight revenue per tractor per week, our primary measure of asset productivity, increased 0.4% to $3,088 in 2007 from $3,077 in 2006. The increase was primarily generated by a 0.5% increase in average miles per tractor and a 1.1% increase in our average freight revenue per loaded mile. Excluding the acquisition of Star, we continued to constrain the size of our tractor fleet to achieve greater fleet utilization and improved profitability. In general, the changes in freight mix as a result of the realignment expanded the portions of our business with longer lengths of haul, more miles per tractor, and generally lower rate structures, while reducing the regional service offering, which had the highest rate structure but significantly lower miles per tractor. The lackluster freight environment continued to impact every subsidiary and service offering.

Salaries, wages, and related expenses increased $8.1 million, or 3.1%, to $270.4 million in 2007, from $262.3 million in 2006. As a percentage of freight revenue, salaries, wages, and related expenses decreased to 44.9% in 2007 from 45.8% in 2006. Driver pay increased $7.5 million to $188.5 million in 2007, from $181.0 million in the 2006 period, as improved driver retention resulted in higher wages for more experienced drivers. This resulted in increased driver pay on a cost per mile basis of 1.0% in the 2007 period over the 2006 period. Our employee benefits, decreased $1.9 million to $34.7 million in 2007 from $36.6 million in 2006, attributable to favorable health insurance expense of $1.3 million and reduced workers' compensation exposure resulting in a $1.3 million reduction in related expense, offset by increased payroll taxes of $0.8 million related to increased salaries and wages. These benefit expenses decreased to 5.8% of freight revenue in 2007 from 6.4% of freight revenue in 2006.

Fuel expense, net of fuel surcharge revenue of $109.9 million in 2007 and $111.6 million in 2006, increased $18.4 million to $101.1 million in 2007 from $82.8 million in 2006. As a percentage of freight revenue, net fuel expense increased to 16.8% in 2007 from 14.5% in 2006. Fuel surcharges amounted to $0.257 per total mile in 2007 compared to $0.266 per total mile in 2006. In 2007, we had a lower surcharge collection rate due primarily to three factors: 1) the increase in freight obtained through brokers, 2) less compensatory fuel surcharge programs, and 3) an increase in the percentage of non-revenue miles, due to the decrease in freight demand. Our total miles increased approximately 2.7% while our fuel surcharge revenue decreased 1.5%. The resulting net effect was that our fuel expense, net of surcharge, increased approximately $.038 per total mile. Fuel costs may be affected in the future by price fluctuations, volume purchase commitments, the terms and collectibility of fuel surcharges, the percentage of miles driven by independent contractors, and lower fuel mileage due to government mandated emissions standards that have resulted in less fuel efficient engines. At December 31, 2007, we had no derivative financial instruments to reduce our exposure to fuel price fluctuations.

Operations and maintenance, consisting primarily of vehicle maintenance, repairs, and driver recruitment expenses, increased $4.3 million to $40.4 million in 2007 from $36.1 million in 2006. As a percentage of freight revenue, operations and maintenance increased slightly to 6.7% in 2007 from 6.3% in 2006. The increase resulted in part from higher unloading costs, tractor and trailer maintenance costs, and tire expense, but was offset by reduced driver recruiting expense and tolls.

Revenue equipment rentals and purchased transportation increased $3.0 million, or 4.7%, to $66.5 million in 2007, from $63.5 million in 2006. As a percentage of freight revenue, revenue equipment rentals and purchased transportation expense remained essentially flat at 11.0% in 2007 and 11.1% in 2006. Payments to third-party transportation providers primarily from Solutions, our brokerage subsidiary, were $16.3 million in 2007, compared to $3.4 million in 2006. Tractor and trailer equipment rental and other related expenses decreased $8.5 million, to $32.5 million in 2007 compared with $41.0 million in 2006. We had financed approximately 693 tractors and 6,322 trailers under operating leases at December 31, 2007, compared with 1,116 tractors and 7,575 trailers under operating leases at December 31, 2006. Payments to independent contractors decreased $1.3 million to $17.8 million in 2007 from $19.1 million in 2006, mainly due to a decrease in the independent contractor fleet.

Operating taxes and licenses decreased $0.4 million, or 2.8%, to $14.1 million in 2007 from $14.5 million in 2006. As a percentage of freight revenue, operating taxes and licenses remained essentially constant at 2.3% in 2007 and 2.5% in 2006.

Insurance and claims, consisting primarily of premiums and deductible amounts for liability, physical damage, and cargo damage insurance and claims, increased $2.3 million, or 6.7%, to approximately $36.4 million in 2007 from approximately $34.1 million in 2006. The increase was the result of unfavorable developments on two separate claims occurring in 2004 and 2005, which were ultimately settled during the second quarter of 2007, increasing our accrual for casualty claims by $5.2 million. Our frequency and severity of accidents during 2007 has improved versus 2006, and as a percentage of freight revenue, insurance and claims remained essentially constant at 6.0% in 2007 and 2006.

In general, for casualty claims, we have insurance coverage up to $50.0 million per claim. In 2006 and through February 28, 2007, we were self-insured for personal injury and property damage claims for amounts up to $2.0 million per occurrence, subject to an additional $2.0 million self-insured aggregate amount, which resulted in total self-insured retention of up to $4.0 million until the $2.0 million aggregate threshold was reached. We renewed our casualty program as of February 28, 2007. In conjunction with the renewal, we are self-insured for personal injury and property damage claims for amounts up to the first $4.0 million. We are self-insured for cargo loss and damage claims for amounts up to $1.0 million per occurrence. Insurance and claims expense varies based on the frequency and severity of claims, the premium expense, and the level of self-insured retention, the development of claims over time, and other factors. With our significant self-insured retention, insurance and claims expense may fluctuate significantly from period to period, and any increase in frequency or severity of claims could adversely affect our financial condition and results of operations.

Communications and utilities increased to $7.4 million in 2007 from $6.7 million in 2006. As a percentage of freight revenue, communications and utilities remained constant at 1.2% in 2007 and 2006.

General supplies and expenses, consisting primarily of headquarters and other terminal facilities expenses, increased $1.9 million to $23.3 million in 2007 from $21.4 million in 2006. As a percentage of freight revenue, general supplies and expenses increased to 3.9% in 2007 from 3.7% in 2006. Of this increase, $0.7 million was for additional building rent paid on our headquarters building and surrounding property in Chattanooga, Tennessee for which we completed a sale leaseback transaction effective April 2006 as described more fully in the following paragraph. Sales agent commissions, primarily from our growing brokerage subsidiary, increased $1.1 million to $1.3 million in 2007, compared to $0.2 million in 2006.

In April 2006, we entered into a sale leaseback transaction involving our corporate headquarters, a maintenance facility, and approximately forty-six acres of surrounding property in Chattanooga, Tennessee (collectively, the "Headquarters Facility"). We received proceeds of approximately $29.6 million from the sale of the Headquarters Facility, which we used to pay down borrowings under our Credit Facility and to purchase revenue equipment. In the transaction, we entered into a twenty-year lease agreement, whereby we will lease back the Headquarters Facility at an annual rental rate of approximately $2.5 million, subject to annual rent increases of 1.0%, resulting in annual straight-line rental expense of approximately $2.7 million. The transaction resulted in a gain of approximately $2.4 million, which is being amortized ratably over the life of the lease and recorded as an offset to general supplies and expenses (specifically to building rent) on our consolidated statements of operations.

Depreciation and amortization, consisting primarily of depreciation of revenue equipment, increased $12.4 million, or 30.1%, to $53.5 million in 2007 from $41.2 million in 2006. As a percentage of freight revenue, depreciation and amortization increased to 8.9% in 2007 from 7.2% in 2006. The increase related to several factors, including an increase in the number of owned tractors and trailers in 2007; a softer market for used equipment resulting in a loss of $1.7 million in 2007 compared to a gain of $2.1 million in 2006; and increased amortization expense of $1.5 million related to the identifiable intangibles acquired with our Star acquisition on September 14, 2006. Depreciation and amortization expense is net of any gain or loss on the disposal of tractors and trailers.

The asset impairment charge relates to our decision to sell our corporate aircraft to reduce ongoing operating costs. We recorded an impairment charge of $1.7 million, reflecting the unfavorable fair market value of the airplane as compared to the combination of the estimated payoff of the long-term operating lease and current book value of related airplane leasehold improvements.

The other expense category includes interest expense, interest income, and pre-tax non-cash gains or losses related to the accounting for interest rate derivatives under SFAS No. 133, *Accounting for Derivative Instruments and*

Hedging Activities, as amended ("SFAS No. 133"). Other expense, net, increased $5.2 million, to $11.6 million in 2007 from $6.4 million in 2006. The increase relates primarily to increased net interest expense of $4.9 million resulting from the additional borrowings related to the Star acquisition, along with increased average interest rates. However a portion of this increase has been offset by a reduction in overall balance sheet debt since the Star acquisition.

Our income tax benefit was $5.6 million in 2007 compared to income tax expense of $4.6 million in 2006. The effective tax rate is different from the expected combined tax rate as a result of permanent differences primarily related to a per diem pay structure implemented in 2001. Due to the nondeductible effect of per diem, our tax rate will fluctuate in future periods as income fluctuates. In addition, we received a net tax benefit in 2007, as compared with the 2006 period because we reversed a contingent tax accrual effective March 31, 2007, based on the recommendation by an IRS appeals officer that the IRS concede a case in our favor. This concession resulted in recognition of approximately $0.4 million of income tax benefit in 2007.

Primarily as a result of the factors described above, net income decreased approximately $15.3 million to a net loss of $16.7 million in 2007 from a net loss of $1.4 million in 2006. As a result of the foregoing, our net loss as a percentage of freight revenue declined to (2.8%) in 2007 from (0.2%) in 2006.

LIQUIDITY AND CAPITAL RESOURCES

Our business requires significant capital investments over the short-term and the long-term. In recent years, we have financed our capital requirements with borrowings under our credit facilities, cash flows from operations, long-term operating leases, and secured installment notes with finance companies. Our primary sources of liquidity at December 31, 2008, were proceeds from the sale of used revenue equipment, borrowings under our Credit Agreement, borrowings from the Daimler Facility, other secured installment notes (each as defined in Note 7 to our consolidated financial statements contained herein), and operating leases of revenue equipment. Although turmoil in the economy and in the financial and credit markets has made availability of financing less certain, based upon our assumptions for 2009 described above, we believe our sources of financing, together with additional financing we may be able to access and secure with available real estate, will be adequate to meet our current and projected needs, both for the short and long term.

Cash Flows

Net cash provided by operating activities was $40.3 million in 2008 and $33.7 million in 2007. Our cash from operating activities was higher in 2008 primarily due to improved collection of receivables which resulted in an approximately $14.7 million increase in cash from operating activities in 2008.

Net cash used in investing activities was $62.6 million in 2008 and $11.1 million in 2007. The increase in net cash used in investing activities was primarily the result of an increase in our acquisition of revenue equipment using proceeds from our Daimler Facility and a decrease in proceeds from the sale of revenue equipment. We currently project net capital expenditures for 2009 will be in the range of $65 to $80 million; however, such projection is subject to a number of uncertainties, including our plans for equipment replacement and fleet size for 2009, which are still being finalized, as well as the prices obtained for used equipment.

Net cash provided by financing activities was $24.1 million in 2008 compared to $23.5 million used in financing activities in 2007. In 2008, we entered into the new Daimler Facility. At December 31, 2008, the Company had outstanding balance sheet debt of $167.0 million, primarily consisting of $159.8 million drawn under the Daimler Facility and approximately $3.8 million from the Credit Agreement. At December 31, 2008, interest rates on this debt ranged from 4.0% to 6.2%. At December 31, 2008, we had approximately $38.9 million of available borrowing remaining under our Credit Agreement.

We have a stock repurchase plan for up to 1.3 million Company shares to be purchased in the open market or through negotiated transactions subject to criteria established by the Board. No shares were purchased under this plan during 2008. At December 31, 2008, there were 1,154,100 shares still available to purchase under this plan, which expires June 30, 2009. However, our Credit Agreement prohibits the repurchase of any shares.

Material Debt Agreements

Credit Agreement

In September 2008, Covenant Transport, Inc., a Tennessee corporation ("CTI"), CTGL, Covenant Asset Management, Inc., a Nevada corporation ("CAM"), Southern Refrigerated Transport, Inc., an Arkansas corporation ("SRT"), Covenant Transport Solutions, Inc., a Nevada corporation ("Solutions"), Star Transportation, Inc., a Tennessee corporation ("Star"; and collectively with CTI, CTGL, CAM, SRT, and Solutions, the "Borrowers"; and each of which is a direct or indirect wholly-owned subsidiary of Covenant Transportation Group, Inc.), and Covenant Transportation Group, Inc. entered into a Third Amended and Restated Credit Agreement with Bank of America, N.A., as agent (the "Agent"), JPMorgan Chase Bank, N.A. ("JPM"), and Textron Financial Corporation ("Textron"; and collectively with the Agent, and JPM, the "Lenders") that matures September 2011 (the "Credit Agreement").

The Credit Agreement is structured as an $85.0 million revolving credit facility, with an accordion feature that, so long as no event of default exists, allows the Borrowers to request an increase in the revolving credit facility of up to $50.0 million. Borrowings under the Credit Agreement are classified as either "base rate loans" or "LIBOR loans". As of December 31, 2008, base rate loans accrued interest at a base rate equal to the Agent's prime rate plus an applicable margin that adjusted quarterly between 0.625% and 1.375% based on average pricing availability. LIBOR loans accrued interest at LIBOR plus an applicable margin that adjusted quarterly between 2.125% and 2.875% based on average pricing availability. The applicable margin was 2.625% at December 31, 2008. The Credit Agreement includes, within its $85.0 million revolving credit facility, a letter of credit sub facility in an aggregate amount of $85.0 million and a swing line sub facility in an aggregate amount equal to the greater of $10.0 million or 10% of the Lenders' aggregate commitments under the Credit Agreement from time to time. The unused line fee adjusted quarterly between 0.25% and 0.375% of the average daily amount by which the Lenders' aggregate revolving commitments under the Credit Agreement exceed the outstanding principal amount of revolver loans and the aggregate undrawn amount of all outstanding letters of credit issued under the Credit Agreement. The obligations of the Borrowers under the Credit Agreement are guaranteed by Covenant Transportation Group, Inc. and secured by a pledge of substantially all of the Borrowers' assets, with the notable exclusion of any real estate or revenue equipment financed with purchase money debt, including, without limitation, tractors financed through our $200.0 million line of credit from Daimler Truck Financial.

Borrowings under the Credit Agreement are subject to a borrowing base limited to the lesser of (A) $85.0 million, minus the sum of the stated amount of all outstanding letters of credit; or (B) the sum of (i) 85% of eligible accounts receivable, plus (ii) the lesser of (a) 85% of the appraised net orderly liquidation value of eligible revenue equipment, (b) 95% of the net book value of eligible revenue equipment, or (c) 35% of the Lenders' aggregate revolving commitments under the Credit Agreement, plus (iii) the lesser of (a) $25.0 million or (b) 65% of the appraised fair market value of eligible real estate. The borrowing base is limited by a $15.0 million availability block, plus any other reserves as the Agent may establish in its judgment. We had approximately $3.8 million in borrowings outstanding under the Credit Agreement as of December 31, 2008, and had undrawn letters of credit outstanding of approximately $40.6 million.

The Credit Agreement includes usual and customary events of default for a facility of this nature and provides that, upon the occurrence and continuation of an event of default, payment of all amounts payable under the Credit Agreement may be accelerated, and the Lenders' commitments may be terminated. The Credit Agreement contains certain restrictions and covenants relating to, among other things, dividends, liens, acquisitions and dispositions outside of the ordinary course of business, and affiliate transactions. The Credit Agreement contains a single financial covenant, which requires us to maintain a consolidated fixed charge coverage ratio of at least 1.0 to 1.0. The financial covenant became effective October 31, 2008, we were in compliance at December 31, 2008, and such covenant was thereafter amended as described below.

On March 27, 2009, we obtained an amendment to our Credit Agreement, which, among other things, (i) retroactively to January 1, 2009 amended the fixed charge coverage ratio covenant for January and February 2009 to the actual levels achieved, which cured our default of that covenant for January 2009, (ii) restarted the look back requirements of the fixed charge coverage ratio covenant beginning on March 1, 2009, (iii) increased the EBITDAR portion of the fixed charge coverage ratio definition by $3,000,000 for all periods between March 1 to December 31, 2009, (iv) increased the base rate applicable to base rate loans to the greater of the prime rate, the federal funds rate plus 0.5%, or LIBOR plus 1.0%, (v) set a LIBOR floor of 1.5%, (vi) increased the applicable margin for base rate loans to a range between 2.5% and 3.25% and for LIBOR loans to a range between 3.5% and 4.25%, with 3.0% (for base rate loans) and 4.0% (for LIBOR loans) to be used as the applicable margin through September 2009, (vii) increased our letter of credit facility fee by an amount corresponding to the increase in the applicable margin, (viii) increased the unused line fee to a range between 0.5% and 0.75%, and (ix) increased the maximum number of field examinations per year from three to four. In exchange for these amendments, we agreed to the increases in interest rates and fees described above and paid fees of approximately $544,000. Our fixed charge coverage ratio will be as follows after the amendment:

One month ending March 31, 2009	1.00 to 1.0
Two months ending April 30, 2009	1.00 to 1.0
Three months ending May 31, 2009	1.00 to 1.0
Four months ending June 30, 2009	1.00 to 1.0
Five months ending July 31, 2009	1.00 to 1.0
Six months ending August 31, 2009	1.00 to 1.0
Seven months ending September 30, 2009	1.00 to 1.0
Eight months ending October 31, 2009	1.00 to 1.0
Nine months ending November 30, 2009	1.00 to 1.0
Ten months ending December 31, 2009	1.00 to 1.0
Eleven months ending January 31, 2010	1.00 to 1.0
Twelve months ending February 28, 2010	1.00 to 1.0
Each rolling twelve-month period thereafter	1.00 to 1.0

Daimler Facility

On June 30, 2008, we secured a $200.0 million line of credit from Daimler Financial (the "Daimler Facility"). The Daimler Facility is secured by both new and used tractors and is structured as a combination of retail installment contracts and TRAC leases.

Pricing for the Daimler Facility is (i) quoted by Daimler at the funding of each group of equipment and consists of fixed annual rates under retail installment contracts and (ii) a rate of 6% annually on used equipment financed on June 30, 2008. Approximately $159.8 million was reflected on our balance sheet under the Daimler Facility at December 31, 2008. The notes included in the Daimler funding are due in monthly installments with final maturities at various dates ranging from December 2010 to December 2011. The Daimler Facility contains certain requirements regarding payment, insurance of collateral, and other matters, but does not have any financial or other material covenants or events of default.

Additional borrowings under the Daimler Facility are available to fund new tractors expected to be delivered in 2009. Following relatively modest capital expenditures in 2007 and in the first half of 2008, we increased net capital expenditures in the last half of 2008 and we expect net capital expenditures (primarily consisting of revenue equipment) to increase significantly over the next 12 to 18 months consistent with our expected tractor replacement cycle. The Daimler Facility includes a commitment to fund most or all of the expected tractor purchases. The annual interest rate on the new equipment is approximately 200 basis points over the like-term rate for U.S. Treasury Bills, and the advance rate is 100% of the tractor cost. A leasing alternative is also available.

Contractual Obligations and Commercial Commitments (1)

The following table sets forth our contractual cash obligations and commitments as of December 31, 2008:

Payments due by period: (in thousands)	Total	2009	2010	2011	2012	2013	There-after
Credit Facility, including interest (2)	$3,940	$3,940	-	-	-	-	-
Revenue equipment installment notes, including interest (3)	$175,067	$67,217	$59,405	$36,485	$11,960	-	-
Operating leases (4)	$98,959	$23,857	$19,658	$8,572	$7,290	$4,834	$34,748
Lease residual value guarantees	$26,212	-	$9,864	$16,348	-	-	-
Diesel fuel and purchase obligations (5)	$67,000	$67,000					
Total contractual cash obligations	$371,178	$162,014	$88,927	$61,405	$19,250	$4,834	$34,748

(1) Excludes any unrecognized tax benefits under FIN 48 as we are unable to reasonably predict the ultimate amount or timing of settlement of such unrecognized tax benefits.

(2) Represents principal and interest payments owed at December 31, 2008. The borrowings consist of draws under the Company's Credit Agreement, with fluctuating borrowing amounts and variable interest rates. In determining future contractual interest and principal obligations, for variable interest rate debt, the interest rate and principal amount in place at December 31, 2008 was utilized. The table assumes long-term debt is held to maturity. Refer to Note 7, "Long-Term Debt and Securitization Facility" of the accompanying consolidated financial statements for further information.

(3) Represents principal and interest payments owed at December 31, 2008. The borrowings consist of installment notes with a finance company, with fixed borrowing amounts and fixed interest rates. The table assumes these installment notes are held to maturity. Refer to Note 7, "Long-Term Debt and Securitization Facility" of the accompanying consolidated financial statements for further information.

(4) Represents future monthly rental payment obligations under operating leases for over-the-road tractors, day-cabs, trailers, office and terminal properties, and computer and office equipment. Substantially all lease agreements for revenue equipment have fixed payment terms based on the passage of time. The tractor lease agreements generally stipulate maximum miles and provide for mileage penalties for excess miles. Lease terms for tractors and trailers range from 30 to 60 months and 60 to 84 months, respectively. Refer to Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations – Off Balance Sheet Arrangements and Note 9, "Leases," of the accompanying consolidated financial statements for further information.

(5) This amount represents volume purchase commitments through our truck stop network. We estimate that these amounts represent approximately 80% of our fuel needs for 2009.

Off Balance Sheet Arrangements

Operating leases have been an important source of financing for our revenue equipment, computer equipment, and certain real estate. At December 31, 2008, we had financed approximately 646 tractors and 5,706 trailers under operating leases. Vehicles held under operating leases are not carried on our consolidated balance sheets, and lease payments in respect of such vehicles are reflected in our consolidated statements of operations in the line item "Revenue equipment rentals and purchased transportation." Our revenue equipment rental expense was $31.2 million in 2008, compared to $32.5 million in 2007. The total amount of remaining payments under operating leases as of December 31, 2008, was approximately $99.0 million. In connection with various operating leases, we issued residual value guarantees, which provide that if we do not purchase the leased equipment from the lessor at the end of the lease term, we are liable to the lessor for an amount equal to the shortage (if any) between the proceeds from the sale of the equipment and an agreed value. As of December 31, 2008, the maximum amount of the residual value guarantees was approximately $21.4 million. To the extent the expected value at the lease termination date is lower than the residual value guarantee, we would accrue for the difference over the remaining lease term. We believe that proceeds from the sale of equipment under operating leases would exceed the payment obligation on substantially all operating leases.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires us to make decisions based upon estimates, assumptions, and factors we consider as relevant to the circumstances. Such decisions include the selection of applicable accounting principles and the use of judgment in their application, the results of which impact reported amounts and disclosures. Changes in future economic conditions or other business circumstances may affect the outcomes of our estimates and assumptions. Accordingly, actual results could differ from those anticipated. A summary of the significant accounting policies followed in preparation of the financial statements is contained in Note 1, "Summary of Significant Accounting Policies," of the consolidated financial statements attached hereto. The following discussion addresses our most critical accounting policies, which are those that are both important to the portrayal of our financial condition and results of operations and that require significant judgment or use of complex estimates.

Revenue Recognition

Revenue, drivers' wages, and other direct operating expenses are recognized on the date shipments are delivered to the customer. Revenue includes transportation revenue, fuel surcharges, loading and unloading activities, equipment detention, and other accessorial services.

Depreciation of Revenue Equipment

Depreciation is determined using the straight-line method over the estimated useful lives of the assets. Depreciation of revenue equipment is our largest item of depreciation. We generally depreciate new tractors (excluding day cabs) over five years to salvage values of 7% to 26% and new trailers over seven to ten years to salvage values of 22% to 39%. We annually review the reasonableness of our estimates regarding useful lives and salvage values of our revenue equipment and other long-lived assets based upon, among other things, our experience with similar assets, conditions in the used revenue equipment market, and prevailing industry practice. Changes in our useful life or salvage value estimates or fluctuations in market values that are not reflected in our estimates could have a material effect on our results of operations. Gains and losses on the disposal of revenue equipment are included in depreciation expense in our consolidated statements of operations.

Revenue equipment and other long-lived assets are tested for impairment whenever an event occurs that indicates an impairment may exist. Expected future cash flows are used to analyze whether an impairment has occurred. If the sum of expected undiscounted cash flows is less than the carrying value of the long-lived asset, then an impairment loss is recognized. We measure the impairment loss by comparing the fair value of the asset to its carrying value. Fair value is determined based on a discounted cash flow analysis or the appraised value of the assets, as appropriate. We recorded impairment charges in 2008 and in 2007. During 2008, due to the softening of the market for used equipment, we recorded a $15.8 million asset impairment charge to write down the carrying values of tractors and trailers held for sale expected to be traded or sold in 2009 and tractors that are in-use expected to be traded or sold in 2009 or 2010. During 2007, related to our decision to sell our corporate aircraft, we recorded an impairment charge of $1.7 million, reflecting the unfavorable market value of the airplane as compared to the combination of the estimated payoff of the long-term operating lease and current net book value of related airplane leasehold improvements. See the discussion above under "Additional Information Concerning Impairment Charges" for a more extensive description of these impairments.

Although a portion of our tractors are protected by non-binding indicative trade-in values or binding trade-back agreements with the manufacturers, we continue to have some tractors and substantially all of our trailers subject to fluctuations in market prices for used revenue equipment. Moreover, our trade-back agreements are contingent upon reaching acceptable terms for the purchase of new equipment. Further declines in the price of used revenue equipment or failure to reach agreement for the purchase of new tractors with the manufacturers issuing trade-back agreements could result in impairment of, or losses on the sale of, revenue equipment.

Assets Held For Sale

Assets held for sale include property and revenue equipment no longer utilized in continuing operations which is available and held for sale. Assets held for sale are no longer subject to depreciation, and are recorded at the lower of depreciated book value plus the related costs to sell or fair market value less selling costs. We periodically review the carrying value of these assets for possible impairment. We expect to sell these assets within twelve months. During 2008, due to the softening of the market for used revenue equipment, we recorded a $6.4 million asset impairment charge ($1.2 million was recorded in the third quarter and $5.2 million was recorded in the fourth quarter) to write down the carrying values of tractors and trailers held for sale expected to be traded or sold in 2009. See the discussion above under "Additional Information Concerning Impairment Charges" for a more extensive description of this impairment.

Accounting for Investments

We have an investment in Transplace, Inc. ("Transplace"), a global transportation logistics service. We account for this investment using the cost method of accounting, with the investment included in other assets. We continue to evaluate this cost method investment in Transplace for impairment due to declines considered to be other than temporary. This impairment evaluation includes general economic and company-specific evaluations. If we determine that a decline in the cost value of this investment is other than temporary, then a charge to earnings will be recorded to other (income) expenses in the consolidated statements of operations for all or a portion of the unrealized loss, and a new cost basis in the investment will be established. As of December 31, 2008, no such charge had been recorded. However, we will continue to evaluate this investment for impairment on a quarterly basis. Also, during the first quarter of 2005, we loaned Transplace approximately $2.7 million. The 6% interest-bearing note receivable matures January 2011, an extension of the original January 2007 maturity date. Based on the borrowing availability of Transplace, we do not believe there is any impairment of this note receivable.

Accounting for Business Combinations

In accordance with business combination accounting, the Company allocates the purchase price of acquired companies to the tangible and intangible assets acquired, and liabilities assumed based on their estimated fair values. The Company engages third-party appraisal firms to assist management in determining the fair values of certain assets acquired. Such valuations require management to make significant estimates and assumptions, especially with respect to intangible assets. Management makes estimates of fair value based upon historical experience, as well as information obtained from the management of the acquired companies and are inherently uncertain. Unanticipated events and circumstances may occur which may affect the accuracy or validity of such assumptions, estimates or actual results. In certain business combinations that are treated as a stock purchase for income tax purposes, the Company must record deferred taxes relating to the book versus tax basis of acquired assets and liabilities. Generally, such business combinations result in deferred tax liabilities as the book values are reflected at fair values whereas the tax basis is carried over from the acquired company. Such deferred taxes are initially estimated based on preliminary information and are subject to change as valuations and tax returns are finalized.

Insurance and Other Claims

The primary claims arising against the Company consist of cargo liability, personal injury, property damage, workers' compensation, and employee medical expenses. The Company's insurance program involves self-insurance with high risk retention levels. Because of the Company's significant self-insured retention amounts, it has exposure to fluctuations in the number and severity of claims and to variations between its estimated and actual ultimate payouts. The Company accrues the estimated cost of the uninsured portion of pending claims. Its estimates require judgments concerning the nature and severity of the claim, historical trends, advice from third-party administrators and insurers, the size of any potential damage award based on factors such as the specific facts of individual cases, the jurisdictions involved, the prospect of punitive damages, future medical costs, and inflation estimates of future claims development, and the legal and other costs to settle or defend the claims. The Company has significant exposure to fluctuations in the number and severity of claims. If there is an increase in the frequency and severity of claims, or the Company is required to accrue or pay additional amounts if the claims prove to be more severe than originally assessed, or any of the claims would exceed the limits of its insurance coverage, its profitability would be adversely affected.

In addition to estimates within the Company's self-insured retention layers, it also must make judgments concerning its aggregate coverage limits. If any claim occurrence were to exceed the Company's aggregate coverage limits, it would have to accrue for the excess amount. The Company's critical estimates include evaluating whether a claim may exceed such limits and, if so, by how much. Currently, the Company is not aware of any such claims. If one or more claims were to exceed the Company's then effective coverage limits, its financial condition and results of operations could be materially and adversely affected.

In general for casualty claims, we currently have insurance coverage up to $50.0 million per claim. We renewed our casualty program as of February 28, 2008. We are self-insured for personal injury and property damage claims for amounts up to the first $4.0 million. Insurance and claims expense varies based on the frequency and severity of claims, the premium expense, the level of self-insured retention, the development of claims over time, and other factors. With our significant self-insured retention, insurance and claims expense may fluctuate significantly from period to period, and any increase in frequency or severity of claims could adversely affect our financial condition and results of operations.

Lease Accounting and Off-Balance Sheet Transactions

The Company issues residual value guarantees in connection with the operating leases it enters into for its revenue equipment. These leases provide that if the Company does not purchase the leased equipment from the lessor at the end of the lease term, then it is liable to the lessor for an amount equal to the shortage (if any) between the proceeds from the sale of the equipment and an agreed value. To the extent the expected value at the lease termination date is lower than the residual value guarantee, the Company would accrue for the difference over the remaining lease term. The Company believes that proceeds from the sale of equipment under operating leases would exceed the payment obligation on substantially all operating leases. The estimated values at lease termination involve management judgments. As leases are entered into, determination as to the classification as an operating or capital lease involves management judgments on residual values and useful lives.

Accounting for Income Taxes

We make important judgments concerning a variety of factors, including the appropriateness of tax strategies, expected future tax consequences based on future Company performance, and to the extent tax strategies are challenged by taxing authorities, our likelihood of success. We utilize certain income tax planning strategies to reduce our overall cost of income taxes. It is possible that certain strategies might be disallowed, resulting in an increased liability for income taxes. Significant management judgments are involved in assessing the likelihood of sustaining the strategies and in determining the likely range of defense and settlement costs, and an ultimate result worse than our expectations could adversely affect our results of operations.

Deferred income taxes represent a substantial liability on our consolidated balance sheets and are determined in accordance with SFAS No. 109, *Accounting for Income Taxes*. Deferred tax assets and liabilities (tax benefits and liabilities expected to be realized in the future) are recognized for the expected future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss and tax credit carry forwards.

The carrying value of our deferred tax assets assumes that we will be able to generate, based on certain estimates and assumptions, sufficient future taxable income in certain tax jurisdictions to utilize these deferred tax benefits. If these estimates and related assumptions change in the future, we may be required to establish a valuation allowance against the carrying value of the deferred tax assets, which would result in additional income tax expense. On a periodic basis we assess the need for adjustment of the valuation allowance. Based on forecasted income and prior years' taxable income, no valuation reserve has been established at December 31, 2008, because we believe that it is more likely than not that the future benefit of the deferred tax assets will be realized. However, there can be no assurance that we will meet our forecasts of future income.

While it is often difficult to predict the final outcome or the timing of resolution of any particular tax matter, the Company believes that its reserves reflect the probable outcome of known tax contingencies. The Company adjusts these reserves, as well as the related interest, in light of changing facts and circumstances. Settlement of any particular issue would usually require the use of cash. Favorable resolution would be recognized as a reduction to the Company's annual tax rate in the year of resolution.

Performance-Based Employee Stock Compensation

Effective January 1, 2006, we adopted the fair value recognition provisions of SFAS No. 123R (revised 2004) *Share-Base Payment* ("SFAS No. 123R"), under which we estimate compensation expense that is recognized in our consolidated statements of operations for the fair value of employee stock-based compensation related to grants of performance-based stock options and restricted stock awards. This estimate requires various subjective assumptions, including probability of meeting the underlying performance-based earnings per share targets and estimating forfeitures. If any of these assumptions change significantly, stock-based compensation expense may differ materially in the future from the expense recorded in the current period.

New Accounting Pronouncements

In May 2008, the FASB issued SFAS No. 162, *The Hierarchy of Generally Accepted Accounting Principles* ("SFAS No. 162"), which identifies the sources of and framework for selecting the accounting principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with the generally accepted accounting principles ("GAAP") hierarchy. Because the current GAAP hierarchy is set forth in the American Institute of Certified Public Accountants Statement on Auditing Standards No. 69, it is directed to the auditor rather than to the entity responsible for selecting accounting principles for financial statements presented in conformity with GAAP. Accordingly, the FASB concluded the GAAP hierarchy should reside in the accounting literature established by the FASB and issued this statement to achieve that result. The provisions of SFAS No. 162 became effective 60 days following the SEC's approval of the Public Company Accounting Oversight Board amendments to AU Section 411, *The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles*. The Company does not believe the adoption of SFAS No. 162 will have a material impact in the consolidated financial statements.

In March 2008, the FASB issued SFAS No. 161, which amends and expands the disclosure requirements of SFAS No. 133, to provide an enhanced understanding of an entity's use of derivative instruments, how they are accounted for under SFAS No. 133, and their effect on the entity's financial position, financial performance and cash flows. The provisions of SFAS No. 161 are effective as of the beginning of our 2009 fiscal year. We are currently evaluating the impact of adopting SFAS No. 161 on our consolidated financial statements.

In February 2008, the FASB issued SFAS No. 157-1, *Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13* ("SFAS No. 157-1"). SFAS No. 157-1 amends the scope of FASB Statement No. 157 to exclude FASB Statement No. 13, *Accounting for Leases*, and other accounting standards that address fair value measurements for purposes of lease classification or measurement under FASB Statement No. 13. SFAS No. 157-1 is effective on initial adoption of FASB Statement No. 157. The scope exception does not apply to assets acquired and liabilities assumed in a business combination that are required to be measured at fair value under FASB Statement No. 141, *Business Combinations*, or SFAS No. 141R (as defined below), regardless of whether those assets and liabilities are related to leases.

In December 2007, the FASB issued SFAS No. 141R. *Business Combinations* ("SFAS No. 141R"). This statement establishes requirements for (i) recognizing and measuring in an acquiring company's financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree; (ii) recognizing and measuring the goodwill acquired in the business combination or a gain from a bargain purchase; and (iii) determining what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. The provisions of SFAS No. 141R are effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Company does not believe the adoption of SFAS No. 141R will have a material impact in the consolidated financial statements.

In December 2007, the FASB issued SFAS No. 160, *Noncontrolling Interests in Consolidated Financial Statements-an amendment of ARB No. 51* ("SFAS No. 160"). This statement amends ARB No. 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. The provisions of SFAS No. 160 are effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. The Company does not believe the adoption of SFAS No. 160 will have a material impact in the consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities* ("SFAS No. 159"). SFAS No. 159 permits entities to choose to measure certain financial assets and liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Company adopted SFAS No. 159 as of the beginning of the 2008 fiscal year and its adoption did not have a material impact to the consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements* ("SFAS No. 157"). This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles ("GAAP"), and expands disclosures about fair value measurements. The provisions of SFAS No. 157 are effective as of the beginning of the first fiscal year that begins after November 15, 2007. The Company adopted SFAS No. 157 as of the beginning of the 2008 fiscal year and its adoption did not have a material impact to the consolidated financial statements.

In July 2006, the FASB issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* ("FIN 48"). The Company was required to adopt the provisions of FIN 48, effective January 1, 2007. As a result of this adoption, the Company recognized additional tax liabilities of $0.3 million with a corresponding reduction to beginning retained earnings as of January 1, 2007. As of January 1, 2007, the Company had a $2.8 million liability recorded for unrecognized tax benefits, which includes interest and penalties of $0.5 million. The Company recognizes interest and penalties accrued related to unrecognized tax benefits in tax expense.

INFLATION, NEW EMISSIONS CONTROL REGULATIONS, AND FUEL COSTS

Most of our operating expenses are inflation-sensitive, with inflation generally producing increased costs of operations. During the past three years, the most significant effects of inflation have been on revenue equipment prices and fuel prices. New emissions control regulations and increases in commodity prices, wages of manufacturing workers, and other items have resulted in higher tractor prices. The cost of fuel also has risen substantially over the past three years, though prices have eased over the last 6 months. Although, we believe at least some of this increase primarily reflects world events rather than underlying inflationary pressure. We attempt to limit the effects of inflation through increases in freight rates, certain cost control efforts, and limiting the effects of fuel prices through fuel surcharges.

The engines used in our tractors are subject to emissions control regulations, which have substantially increased our operating expenses since additional and more stringent regulation began in 2002. As of December 31, 2008, 36% of our tractor fleet has engines compliant with stricter regulations regarding emissions that became effective in 2007. Compliance with such regulations is expected to increase the cost of new tractors and could impair equipment productivity, lower fuel mileage, and increase our operating expenses. These adverse effects combined with the uncertainty as to the reliability of the vehicles equipped with the newly designed diesel engines and the residual values that will be realized from the disposition of these vehicles could increase our costs or otherwise adversely affect our business or operations as the regulations impact our business through new tractor purchases.

Fluctuations in the price or availability of fuel, as well as hedging activities, surcharge collection, the percentage of freight we obtain through brokers, and the volume and terms of diesel fuel purchase commitments may increase our costs of operation, which could materially and adversely affect our profitability. We impose fuel surcharges on substantially all accounts. These arrangements may not fully protect us from fuel price increases and also may result in us not receiving the full benefit of any fuel price decreases. We currently do not have any fuel hedging contracts in place. If we do hedge, we may be forced to make cash payments under the hedging arrangements. A small portion of our fuel requirements for 2008 were covered by volume purchase commitments. Based on current market conditions, we have decided to limit our hedging and purchase commitments, but we continue to evaluate such measures. The absence of meaningful fuel price protection through these measures could adversely affect our profitability.

SEASONALITY

In the trucking industry, revenue generally decreases as customers reduce shipments during the winter holiday season and as inclement weather impedes operations. At the same time, operating expenses generally increase, with fuel efficiency declining because of engine idling and weather, creating more equipment repairs. For the reasons stated, first quarter net income historically has been lower than net income in each of the other three quarters of the year excluding charges. Our equipment utilization typically improves substantially between May and October of each year because of the trucking industry's seasonal shortage of equipment on traffic originating in California and because of general increases in shipping demand during those months. The seasonal shortage typically occurs between May and August because California produce carriers' equipment is fully utilized for produce during those months and does not compete for shipments hauled by our dry van operation. During September and October, business generally increases as a result of increased retail merchandise shipped in anticipation of the holidays.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We experience various market risks, including changes in interest rates and fuel prices. We do not enter into derivatives or other financial instruments for trading or speculative purposes, or when there are no underlying related exposures.

COMMODITY PRICE RISK

From time-to-time we may enter into derivative financial instruments to reduce our exposure to fuel price fluctuations. In accordance with SFAS 133, we adjust any derivative instruments to fair value through earnings on a monthly basis. As of December 31, 2008, we had no derivative financial instruments to reduce our exposure to fuel price fluctuations.

INTEREST RATE RISK

Our market risk is also affected by changes in interest rates. Historically, we have used a combination of fixed-rate and variable-rate obligations to manage our interest rate exposure. Fixed-rate obligations expose us to the risk that interest rates might fall. Variable-rate obligations expose us to the risk that interest rates might rise.

Our variable rate obligations consist of our Credit Agreement. Borrowings under the Credit Agreement are classified as either "base rate loans" or "LIBOR loans". Base rate loans accrued interest at a base rate equal to the Agent's prime rate plus an applicable margin that is adjusted quarterly between 0.625% and 1.375% based on average pricing availability. LIBOR loans accrued interest at LIBOR plus an applicable margin that is adjusted quarterly between 2.125% and 2.875% based on average pricing availability. The applicable margin was 2.625% at December 31, 2008. At December 31, 2008, we had $3.8 million in borrowings outstanding under the Credit Agreement.

On March 27, 2009, we obtained an amendment to our Credit Agreement, which, among other things, (i) retroactively to January 1, 2009 amended the fixed charge coverage ratio covenant for January and February 2009 to the actual levels achieved, which cured our default of that covenant for January 2009, (ii) restarted the look back requirements of the fixed charge coverage ratio covenant beginning on March 1, 2009, (iii) increased the EBITDAR portion of the fixed charge coverage ratio definition by $3,000,000 for all periods between March 1 to December 31, 2009, (iv) increased the base rate applicable to base rate loans to the greater of the prime rate, the federal funds rate plus 0.5%, or LIBOR plus 1.0%, (v) set a LIBOR floor of 1.5%, (vi) increased the applicable margin for base rate loans to a range between 2.5% and 3.25% and for LIBOR loans to a range between 3.5% and 4.25%, with 3.0% (for base rate loans) and 4.0% (for LIBOR loans) to be used as the applicable margin through September 2009, (vii) increased our letter of credit facility fee by an amount corresponding to the increase in the applicable margin, (viii) increased the unused line fee to a range between 0.5% and 0.75%, and (ix) increased the maximum number of field examinations per year from three to four. Assuming variable rate borrowings under our Credit Agreement at December 31, 2008 levels, a one percentage point increase in interest rates could increase our annual interest expense by approximately $38,000.

FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The consolidated financial statements of Covenant Transportation Group, Inc. and subsidiaries, as of December 31, 2008 and 2007, and the related consolidated balance sheets, statements of operations, statements of stockholders' equity and comprehensive income, and statements of cash flows for each of the years in the three-year period ended December 31, 2008, together with the related notes, and the report of KPMG LLP, our independent registered public accounting firm for the years ended December 31, 2008, 2007, and 2006 are set forth at pages 44 through 65 elsewhere in this report.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

There has been no change in accountants during our three most recent fiscal years.

CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

We have established disclosure controls and procedures to ensure that material information relating to us and our consolidated subsidiaries is made known to the officers who certify our financial reports and to other members of senior management and the Board of Directors.
Based on their evaluation as of December 31, 2008, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures (as defined in Rule 13a-15 and 15d-15 under the Exchange Act) are effective to ensure that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in SEC rules and forms.

Management's Annual Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15 promulgated under the Exchange Act as a process designed by, or under the supervision of, the principal executive and principal financial officers and effected by the board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

- pertain to the maintenance of records, that in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;
- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and
- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

We have confidence in our internal controls and procedures. Nevertheless, our management, including our Chief Executive Officer and Chief Financial Officer, does not expect that our disclosure procedures and controls or our internal controls will prevent all errors or intentional fraud. An internal control system, no matter how well-conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of such internal controls are met. Further, the design of an internal control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all internal control systems, no evaluation of controls can provide absolute assurance that all our control issues and instances of fraud, if any, have been detected.

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2008. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) an Internal Control-Integrated Framework. Based on its assessment, management believes that, as of December 31, 2008, our internal control over financial reporting is effective based on those criteria.

Design and Changes in Internal Control over Financial Reporting

Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed in our reports filed or submitted under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the Securities and Exchange Commission's rules and forms. In accordance with these controls and procedures, information is accumulated and communicated to management, including our Chief Executive Officer, as appropriate, to allow timely decisions regarding disclosures. There were no changes in our internal control over financial reporting that occurred during the quarter ended December 31, 2008, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

OTHER INFORMATION

Not applicable

DIRECTORS, EXECUTIVE OFFICERS, AND CORPORATE GOVERNANCE

We incorporate by reference the information respecting executive officers and directors set forth under the captions "Proposal 1 - Election of Directors", "Corporate Governance – Section 16(a) Beneficial Ownership Reporting Compliance", "Corporate Governance – Our Executive Officers", "Corporate Governance – Code of Conduct and Ethics", and "Corporate Governance – Committees of the Board of Directors – The Audit Committee" in our Proxy Statement for the 2008 annual meeting of stockholders, which will be filed with the Securities and Exchange Commission in accordance with Rule 14a-6 promulgated under the Securities Exchange Act of 1934, as amended (the "Proxy Statement"); provided, that the section entitled "Corporate Governance – Committees of the Board of Directors – The Audit Committee – Report of the Audit Committee" contained in the Proxy Statement is not incorporated by reference.

EXECUTIVE COMPENSATION

We incorporate by reference the information set forth under the sections entitled "Executive Compensation", "Corporate Governance – Committees of the Board of Directors – The Compensation Committee – Compensation Committee Interlocks and Insider Participation", and "Corporate Governance – Committees of the Board of Directors – The Compensation Committee –Compensation Committee Report" in our Proxy Statement for the 2008 annual meeting of stockholders; provided, that the section entitled "Corporate Governance – Committees of the Board of Directors – The Compensation Committee – Compensation Committee Report" contained in the Proxy Statement is not incorporated by reference.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

We incorporate by reference the information set forth under the section entitled "Security Ownership of Certain Beneficial Owners and Management" in the Proxy Statement.

Summary Description of Equity Compensation Plans Not Approved by Security Holders

Summary of 1998 Non-Officer Incentive Stock Plan

In October 1998, our Board of Directors adopted the Non-Officer Plan to attract and retain executive personnel and other key employees and motivate them through incentives that were aligned with our goals of increased profitability and stockholder value. The Board of Directors authorized 200,000 shares of our Class A common stock for grants or awards pursuant to the Non-Officer Plan. Awards under the Plan could be in the form of incentive stock options, non-qualified stock options, restricted stock awards, or any other awards of stock consistent with the Non-Officer Plan's purpose. The Non-Officer Plan was to be administered by the Board of Directors or a committee that could be appointed by the Board of Directors. All non-officer employees were eligible for participation, and actual participants in the Non-Officer Plan were selected from time-to-time by the administrator. The administrator could substitute new stock options for previously granted options. In conjunction with adopting the 2003 Plan, the Board of Directors voted to terminate the Non-Officer Plan effective as of May 31, 2003. Option grants previously issued continue in effect and may be exercised on the terms and conditions under which the grants were made.

Summary of Grants Outside the Plan

On May 20, 1999, our Board of Directors approved the grant of an option to purchase 2,500 shares of our Class A common stock to each of our four outside directors. The exercise price of the stock was equal to the mean between the lowest reported bid price and the highest reported asked price on the date of the grant. The options have a term of ten years from the date of grant, and the options vested 20% on each of the first through fifth anniversaries of the grant.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

We incorporate by reference the information set forth under the sections entitled "Corporate Governance – Board of Directors and Its Committees" and "Certain Relationships and Related Transactions" in the Proxy Statement.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

We incorporate by reference the information set forth under the section entitled "Relationships with Independent Registered Public Accounting Firm – Principal Accountant Fees and Services" in the Proxy Statement.

FINANCIAL STATEMENTS

Our audited consolidated financial statement is set forth at the following pages of this report:

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Covenant Transportation Group, Inc.

We have audited the accompanying consolidated balance sheets of Covenant Transportation Group, Inc. and subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of operations, stockholders' equity and comprehensive loss, and cash flows for each of the years in the three-year period ended December 31, 2008. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Covenant Transportation Group, Inc. and subsidiaries as of December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, the Company adopted the provisions of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, as of January 1, 2007.

KPMG LLP

KPMG LLP

Atlanta, Georgia
March 31, 2009

COVENANT TRANSPORTATION GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2008 AND 2007
(In thousands, except share data)

	2008	2007
ASSETS		
Current assets:		
Cash and cash equivalents	$ 6,300	$ 4,500
Accounts receivable, net of allowance of $1,484 in 2008 and $1,537 in 2007	72,635	79,207
Drivers' advances and other receivables, net of allowance of $2,794 in 2008 and $2,706 in 2007	6,402	5,479
Inventory and supplies	3,894	4,102
Prepaid expenses	8,921	7,030
Assets held for sale	21,292	10,448
Deferred income taxes	7,129	18,484
Income taxes receivable	717	7,500
Total current assets	127,290	136,750
Property and equipment, at cost	352,857	350,158
Less: accumulated depreciation and amortization	(116,839)	(102,628)
Net property and equipment	236,018	247,530
Goodwill	11,539	36,210
Other assets, net	18,829	19,304
Total assets	$393,676	$439,794
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Securitization facility	$ -	$ 47,964
Checks outstanding in excess of bank balances	85	4,572
Current maturities of acquisition obligation	250	333
Current maturities of long-term debt	59,083	2,335
Accounts payable and accrued expenses	33,214	35,029
Current portion of insurance and claims accrual	16,811	19,827
Total current liabilities	109,443	110,060
Long-term debt	107,956	86,467
Insurance and claims accrual, net of current portion	15,869	10,810
Deferred income taxes	39,669	57,902
Other long-term liabilities	1,919	2,289
Total liabilities	274,856	267,528
Commitments and contingent liabilities	-	-
Stockholders' equity:		
Class A common stock, $.01 par value; 20,000,000 shares authorized; 13,469,090 shares issued; 11,699,182 and 11,676,298 outstanding as of December 31, 2008 and 2007, respectively	135	135
Class B common stock, $.01 par value; 5,000,000 shares authorized; 2,350,000 shares issued and outstanding	24	24
Additional paid-in-capital	91,912	92,238
Treasury stock at cost; 1,769,908 and 1,792,792 shares as of December 31, 2008 and 2007, respectively	(21,007)	(21,278)
Retained earnings	47,756	101,147
Total stockholders' equity	118,820	172,266
Total liabilities and stockholders' equity	$393,676	$439,794

The accompanying notes are an integral part of these consolidated financial statements.

COVENANT TRANSPORTATION GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2008, 2007, AND 2006
(In thousands, except per share data)

	2008	2007	2006
Revenues			
Freight revenue	$615,810	$602,629	$572,239
Fuel surcharge revenue	158,104	109,897	111,589
Total revenue	$773,914	$712,526	$683,828
Operating expenses:			
Salaries, wages, and related expenses	263,793	270,435	262,303
Fuel expense	260,704	211,022	194,355
Operations and maintenance	42,459	40,437	36,112
Revenue equipment rentals and purchased transportation	90,974	66,515	63,532
Operating taxes and licenses	13,078	14,112	14,516
Insurance and claims	37,578	36,391	34,104
Communications and utilities	6,702	7,377	6,727
General supplies and expenses	26,399	23,377	21,387
Depreciation and amortization, including gains and losses on disposition of equipment and impairment of assets (1)	63,235	53,511	41,150
Goodwill impairment charge	24,671	-	-
Total operating expenses	829,593	723,207	674,186
Operating income (loss)	(55,679)	(10,681)	9,642
Other (income) expenses:			
Interest expense	10,373	12,285	7,166
Interest income	(435)	(477)	(568)
Loss on early extinguishment of debt	726	-	-
Other	(160)	(183)	(157)
Other expenses, net	10,504	11,625	6,441
Income (loss) before income taxes	(66,183)	(22,306)	3,201
Income tax expense (benefit)	(12,792)	(5,580)	4,582
Net loss	$(53,391)	$(16,726)	$(1,381)

(1) Includes a $15,791 pre-tax impairment charge related to revenue equipment in 2008 and a $1,665 pre-tax impairment charge related to an airplane in 2007.

	2008	2007	2006
Loss per share:			
Basic and diluted loss per share:	$(3.80)	$(1.19)	$(0.10)
Basic and diluted weighted average shares outstanding	14,038	14,018	13,996

The accompanying notes are an integral part of these consolidated financial statements.

COVENANT TRANSPORTATION GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME (LOSS)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007, AND 2006

(In thousands)

	Common Stock		Additional Paid-In Capital	Treasury Stock	Retained Earnings	Total Stockholders' Equity	Comprehensive Income (Loss)
	Class A	Class B					
Balances at December 31, 2005	$134	$24	$91,553	$(21,582)	$119,595	$189,724	
Exercise of employee stock options	1	-	245	-	-	246	
Income tax benefit arising from the exercise of stock options	-	-	17	-	-	17	
SFAS No. 123R stock-based employee compensation cost	-	-	238	-	-	238	
Net loss	-	-	-	-	(1,381)	(1,381)	(1,381)
Comprehensive loss for 2006							$(1,381)
Balances at December 31, 2006	$135	$24	$92,053	$(21,582)	$118,214	$188,844	
SFAS No. 123R stock-based employee compensation cost	-	-	189	-	-	189	
Cumulative impact of change in accounting for uncertainties in income taxes (FIN 48 – See Note 10)	-	-	-	-	(341)	(341)	
Issuance of restricted stock to non-employee directors from treasury stock	-	-	(4)	304	-	300	
Net loss	-	-	-	-	(16,726)	(16,726)	(16,726)
Comprehensive loss for 2007							$(16,726)
Balances at December 31, 2007	$135	$24	$92,238	$(21,278)	$101,147	$172,266	
Reversal of previously recognized SFAS No. 123R stock-based employee compensation cost	-	-	(414)	-	-	(414)	
SFAS No. 123R stock-based employee compensation cost	-	-	260	-	-	260	
Issuance of restricted stock to non-employee directors from treasury stock	-	-	(172)	271	-	99	
Net loss	-	-	-	-	(53,391)	(53,391)	(53,391)
Comprehensive loss for 2008							$(53,391)
Balances at December 31, 2008	$135	$24	$91,912	$(21,007)	$47,756	$118,820	

The accompanying notes are an integral part of these consolidated financial statements.

COVENANT TRANSPORTATION GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007, AND 2006
(In thousands)

	2008	2007	2006
Cash flows from operating activities:			
Net loss	$(53,391)	$(16,726)	$(1,381)
Adjustments to reconcile net loss to net cash provided by operating activities:			
Provision for losses on accounts receivable	987	1,163	590
Loss on early extinguishment of debt	726	-	-
Depreciation and amortization, including impairment charges	85,960	51,801	43,234
Amortization of deferred financing fees	405	281	-
Deferred income taxes (benefit)	(2,456)	4,414	3,660
Loss (gain) on disposition of property and equipment	1,946	1,741	(2,071)
Non-cash stock compensation (reversal), net	(55)	489	239
Changes in operating assets and liabilities, net of effects from purchase of Star Transportation, Inc.:			
Receivables and advances	7,023	(7,631)	14,449
Prepaid expenses and other assets	(1,709)	4,386	6,295
Inventory and supplies	286	865	(283)
Insurance and claims accrual	2,044	(7,462)	(6,255)
Accounts payable and accrued expenses	(1,458)	400	2,187
Net cash flows provided by operating activities	40,308	33,721	60,664
Cash flows from investing activities:			
Acquisition of property and equipment	(89,024)	(64,261)	(162,750)
Proceeds from disposition of property and equipment	26,711	53,486	71,652
Proceeds from building sale leaseback	-	-	29,630
Payment of acquisition obligation	(333)	(333)	(83)
Purchase of Star Transportation, Inc., net of cash acquired	-	-	(39,061)
Net cash flows used in investing activities	(62,646)	(11,108)	(100,612)
Cash flows from financing activities:			
Exercise of stock options	-	-	246
Excess tax benefits from exercise of stock options	-	-	17
Proceeds from disposition of interest rate hedge	-	-	175
Change in checks outstanding in excess of bank balances	(4,487)	292	4,280
Proceeds from issuance of debt	450,896	62,839	167,188
Repayments of debt	(420,394)	(85,954)	(129,768)
Debt refinancing costs	(1,877)	(697)	(401)
Net cash flows provided by/(used in) financing activities	24,138	(23,520)	41,737
Net change in cash and cash equivalents	1,800	(907)	1,789
Cash and cash equivalents at beginning of year	$4,500	5,407	3,618
Cash and cash equivalents at end of year	$6,300	$4,500	$ 5,407
Supplemental disclosure of cash flow information:			
Cash paid (received) during the year for:			
Interest, net of capitalized interest	$ 9,296	$ 11,969	$ 7,486
Income taxes	$(12,480)	$(11,287)	$ 1,485

The accompanying notes are an integral part of these consolidated financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Covenant Transportation Group, Inc., a Nevada holding company, together with its wholly-owned subsidiaries offers truckload transportation services to customers throughout the United States.

Principles of Consolidation

The consolidated financial statements include the accounts of Covenant Transportation Group, Inc. a holding company incorporated in the state of Nevada in 1994, and its wholly-owned subsidiaries: Covenant Transport, Inc., a Tennessee corporation; ("Covenant"); Southern Refrigerated Transport, Inc., an Arkansas corporation; ("SRT"); Star Transportation, Inc., a Tennessee corporation; ("Star"); Covenant Transport Solutions, Inc., a Nevada corporation; ("Solutions"); Covenant Asset Management, Inc., a Nevada corporation; and Volunteer Insurance Limited, a Cayman Islands company; ("Volunteer"). Covenant.com, Inc. and CIP, Inc., both of which were Nevada corporations were dissolved effective December 31, 2007 and Harold Ives Trucking Co., an Arkansas corporation; ("Harold Ives") was dissolved effective July 7, 2008. On May 7, 2008, we formed a new subsidiary, CTG Leasing Company, a Nevada corporation ("CTGL"). In September 2008, CVTI Receivables Corp. ("CRC") ceased to exist by virtue of its merger with and into Covenant Transportation Group, Inc., with the Company as the surviving entity. References in this report to "it," "we," "us," "our," the "Company," and similar expressions refer to Covenant Transportation Group, Inc. and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

Revenue Recognition

Revenue, drivers' wages and other direct operating expenses are recognized on the date shipments are delivered to the customer. Revenue includes transportation revenue, fuel surcharges, loading and unloading activities, equipment detention, and other accessorial services.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include the useful lives of fixed assets; allowances for doubtful accounts; the valuation of deferred tax assets, fixed assets, note receivable and share-based compensation; reserves for income tax uncertainties and other contingencies. The current economic environment has increased the degree of uncertainty inherent in those estimates and assumptions.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents. At December 31, 2008, we had checks outstanding in excess of cash balances for our primary disbursement accounts totaling $0.1 million, which is recorded in current liabilities on our consolidated balance sheets.

Concentrations of Credit Risk

The Company performs ongoing credit evaluations of our customers and does not require collateral for its accounts receivable. The Company maintains reserves which management believes are adequate to provide for potential credit losses. The Company's customer base spans the continental United States with a diversity that results in a lack of a concentration of credit risk for the year ended December 31, 2008.

Inventories and supplies

Inventories and supplies consist of parts, tires, fuel, and supplies. Tires on new revenue equipment are capitalized as a component of the related equipment cost when the tractor or trailer is placed in service and recovered through depreciation over the life of the vehicle. Replacement tires and parts on hand at year end are recorded at the lower of cost or market with cost determined using the first-in, first-out (FIFO) method. Replacement tires are expensed when placed in service.

Assets Held for Sale

Assets held for sale include property and revenue equipment no longer utilized in continuing operations which is available and held for sale. Assets held for sale are no longer subject to depreciation, and are recorded at the lower of depreciated book value plus the related costs to sell or fair market value less selling costs. The Company periodically reviews the carrying value of these assets for possible impairment. The Company expects to sell these assets within twelve months. During 2008, due to the softening of the market for used revenue equipment, the Company recorded a $6.4 million asset impairment charge ($1.2 million was recorded in the third quarter and $5.2 million was recorded in the fourth quarter) to write down the carrying values of tractors and trailers held for sale and tractors and trailers that are in use and are expected to be traded or sold in 2009.

Property and Equipment

Depreciation is determined using the straight-line method over the estimated useful lives of the assets. Depreciation of revenue equipment is the Company's largest item of depreciation. The Company generally depreciates new tractors (excluding day cabs) over five years to salvage values of 7% to 26% and new trailers over seven to ten years to salvage values of 22% to 39%. The Company annually reviews the reasonableness of its estimates regarding useful lives and salvage values of its revenue equipment and other long-lived assets based upon, among other things, its experience with similar assets, conditions in the used revenue equipment market, and prevailing industry practice. Changes in the useful life or salvage value estimates, or fluctuations in market values that are not reflected in the Company's estimates, could have a material effect on its results of operations. Gains and losses on the disposal of revenue equipment are included in depreciation expense in the consolidated statements of operations.

Long-Lived Assets and Asset Impairment

The Company accounts for impairments of long-lived assets subject to amortization and depreciation in accordance with Statement of Financial Accounting Standards ("SFAS") No. 144, *Accounting for Impairment or Disposal of Long-Lived Assets.* As such, revenue equipment and other long-lived assets are tested for impairment whenever events or circumstances indicate an impairment may exist. Expected future cash flows are used to analyze whether an impairment has occurred. If the sum of expected undiscounted cash flows is less than the carrying value of the long-lived asset, then an impairment loss is recognized. The Company measures the impairment loss by comparing the fair value of the asset to its carrying value. Fair value is determined based on a discounted cash flow analysis or the appraised value of the assets, as appropriate. The Company recorded impairment charges in 2008 and in 2007. During 2008, due to the softening of the market for used revenue equipment, the Company recorded a $15.8 million asset impairment charge ($1.2 million was recorded in the third quarter and $14.6 million was recorded in the fourth quarter) to write down the carrying values of tractors and trailers held for sale expected to be traded or sold in 2009 and tractors in use expected to be traded or sold in 2009 or 2010. During 2007, related to the Company's decision to sell its corporate aircraft, the Company recorded an impairment charge of $1.7 million, reflecting the unfavorable market value of the airplane as compared to the combination of the estimated payoff of the long-term operating lease and current net book value of related airplane leasehold improvements. The sale of the airplane was completed in December 2007.

Accounting for Business Combinations

In accordance with business combination accounting, the Company allocates the purchase price of acquired companies to the tangible and intangible assets acquired, and liabilities assumed based on their estimated fair values. The Company engages third-party appraisal firms to assist management in determining the fair values of certain assets acquired. Such valuations require management to make significant estimates and assumptions, especially with respect to intangible assets. Management makes estimates of fair value based upon historical experience, as well as information obtained from the management of the acquired companies and are inherently uncertain. Unanticipated events and circumstances may occur which may affect the accuracy or validity of such assumptions, estimates or actual results. In certain business combinations that are treated as a stock purchase for income tax purposes, the Company must record deferred taxes relating to the book versus tax basis of acquired assets and liabilities. Generally, such business combinations result in deferred tax liabilities as the book values are reflected at fair values whereas the tax basis is carried over from the acquired company. Such deferred taxes are initially estimated based on preliminary information and are subject to change as valuations and tax returns are finalized.

Goodwill and Other Intangible Assets

SFAS No. 142, *Goodwill and Other Intangible* Assets, requires companies to evaluate goodwill and other intangible assets with indefinite useful lives for impairment on an annual basis, with any resulting impairment losses being recorded as a component of income from operations in the consolidated statements of operations. In 2008, the Company conducted goodwill impairment testing in light of the diminished market conditions and declining market outlook for its Star Transportation operating subsidiary, which was acquired in September of 2006. The Company identified and indication of potential impairment and engaged an independent third party to assist in the completion of valuations used in the impairment testing process. The completion of this work concluded that the goodwill previously recorded for the Star acquisition was fully impaired and resulted in a $24.7 million, non-cash goodwill impairment charge recorded in the fourth quarter of 2008. There was no tax benefit associated with this nondeductible charge.

Other identifiable intangible assets are amortized over their estimated lives. Non-compete agreements are amortized by the straight-line method over the life of the agreements, acquired tradenames are amortized by the straight-line method over the expected useful life of the tradename, acquired customer relationships are amortized by an accelerated method based on the estimated future cash inflows to be generated by such customers and deferred loan costs are amortized over the life of the loan.

Insurance and Other Claims

The primary claims arising against the Company consist of cargo liability, personal injury, property damage, workers' compensation, and employee medical expenses. The Company's insurance program involves self-insurance with high risk retention levels. Because of the Company's significant self-insured retention amounts, it has exposure to fluctuations in the number and severity of claims and to variations between its estimated and actual ultimate payouts. The Company accrues the estimated cost of the uninsured portion of pending claims. Its estimates require judgments concerning the nature and severity of the claim, historical trends, advice from third-party administrators and insurers, the size of any potential damage award based on factors such as the specific facts of individual cases, the jurisdictions involved, the prospect of punitive damages, future medical costs, and inflation estimates of future claims development, and the legal and other costs to settle or defend the claims. The Company has significant exposure to fluctuations in the number and severity of claims. If there is an increase in the frequency and severity of claims, or the Company is required to accrue or pay additional amounts if the claims prove to be more severe than originally assessed, or any of the claims would exceed the limits of its insurance coverage, its profitability would be adversely affected.

In addition to estimates within the Company's self-insured retention layers, it also must make judgments concerning its aggregate coverage limits. If any claim occurrence were to exceed the Company's aggregate coverage limits, it would have to accrue for the excess amount. The Company's critical estimates include evaluating whether a claim may exceed such limits and, if so, by how much. Currently, the Company is not aware of any such claims. If one or more claims were to exceed the Company's then effective coverage limits, its financial condition and results of operations could be materially and adversely affected.

In general for casualty claims, we currently have insurance coverage up to $50.0 million per claim. We renewed our casualty program as of February 28, 2008. For the years ended December 31, 2008 and 2007, we were self-insured for personal injury and property damage claims for amounts up to the first $4.0 million. Insurance and claims expense varies based on the frequency and severity of claims, the premium expense, the level of self-insured retention, the development of claims over time, and other factors. With our significant self-insured retention, insurance and claims expense may fluctuate significantly from period to period, and any increase in frequency or severity of claims could adversely affect our financial condition and results of operations.

The Company maintains a workers' compensation plan and group medical plan for its employees with a deductible amount of $1.25 million for each workers' compensation claim and a per claim limit amount of $275,000 for each group medical claim.

Fair Value of Financial Instruments

The Company's financial instruments consist primarily of cash, accounts receivable, accounts payable, and long term debt. The carrying amount of cash, accounts receivable, and accounts payable approximates their fair value because of the short term maturity of these instruments. Interest rates that are currently available to the Company for issuance of long term debt with similar terms and remaining maturities are used to estimate the fair value of the Company's long term debt. The carrying amount of the Company's short and long term debt at December 31, 2008 and 2007 was approximately $167.0 million and $136.8 million, respectively, including the accounts receivable securitization borrowings in 2007 and approximates the estimated fair value, due to the variable interest rates on these instruments.

Income Taxes

Income taxes are accounted for using the asset and liability method. Deferred income taxes represent a substantial liability on our consolidated balance sheets and are determined in accordance with SFAS No. 109, *Accounting for Income Taxes*. Deferred tax assets and liabilities (tax benefits and liabilities expected to be realized in the future) are recognized for the expected future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss and tax credit carry over.

The carrying value of the Company's deferred tax assets assumes that it will be able to generate, based on certain estimates and assumptions, sufficient future taxable income in certain tax jurisdictions to utilize these deferred tax benefits. If these estimates and related assumptions change in the future, it may be required to establish a valuation allowance against the carrying value of the deferred tax assets, which would result in additional income tax expense. On a periodic basis the Company assesses the need for adjustment of the valuation allowance. Based on forecasted income and prior years' taxable income, no valuation reserve has been established at December 31, 2008, because the Company believes that it is more likely than not that the future benefit of the deferred tax assets will be realized.

Lease Accounting and Off-Balance Sheet Transactions

The Company issues residual value guarantees in connection with the operating leases it enters into for its revenue equipment. These leases provide that if the Company does not purchase the leased equipment from the lessor at the end of the lease term, then it is liable to the lessor for an amount equal to the shortage (if any) between the proceeds from the sale of the equipment and an agreed value. To the extent the expected value at the lease termination date is lower than the residual value guarantee, the Company would accrue for the difference over the remaining lease term. The Company believes that proceeds from the sale of equipment under operating leases would exceed the payment obligation on substantially all operating leases. The estimated values at lease termination involve management judgments. As leases are entered into, determination as to the classification as an operating or capital lease involves management judgments on residual values and useful lives.

Capital Structure

The shares of Class A and B common stock are substantially identical except that the Class B shares are entitled to two votes per share while beneficially owned by David Parker or certain members of his immediate family and Class A shares are entitled to one vote per share. The terms of any future issuances of preferred shares will be set by the Company's Board of Directors.

Comprehensive Loss

Comprehensive loss generally include all changes in equity during a period except those resulting from investments by owners and distributions to owners. Comprehensive loss for 2008 and 2007 equaled net loss.

Basic and Diluted Earnings (Loss) Per Share

The Company applies the provisions of SFAS No. 128, *Earnings per Share*, which requires it to present basic EPS and diluted EPS. Basic EPS excludes dilution and is computed by dividing earnings available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the Company. The calculation of diluted loss per share for the years ended December 31, 2008, 2007 and 2006 excludes all unexercised shares, since the effect of any assumed exercise of the related options would be anti-dilutive.

The following table sets forth the calculation of net loss per share included in the consolidated statements of operations for each of the three years ended December 31:

(in thousands except per share data)	2008	2007	2006
Numerator:			
Net loss	($53,391)	($16,726)	($1,381)
Denominator:			
Denominator for basic earnings per share – weighted-average shares	14,038	14,018	13,996
Effect of dilutive securities:			
Employee stock options	-	-	-
Denominator for diluted earnings per share – adjusted weighted-average shares and assumed conversions	14,038	14,018	13,996
Net loss per share:			
Basic and diluted loss per share	($3.80)	($1.19)	($0.10)

Derivative Instruments and Hedging Activities

The Company engages in activities that expose it to market risks, including the effects of changes in interest rates and fuel prices. Financial exposures are evaluated as an integral part of the Company's risk management program, which seeks, from time to time, to reduce potentially adverse effects that the volatility of the interest rate and fuel markets may have on operating results. The Company does not regularly engage in speculative transactions, nor does it regularly hold or issue financial instruments for trading purposes. At December 31, 2008, there were no outstanding derivatives.

The Company accounts for derivative instruments in accordance with SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities,* as amended ("SFAS No. 133"). SFAS No. 133 requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings or in other comprehensive income, depending on whether a derivative is designated as part of a hedging relationship and, if it is, depending on the type of hedging relationship.

From time to time, the Company enters into fuel purchase commitments for a notional amount of diesel fuel at prices which are determined when fuel purchases occur.

Segment Information

The Company has one reportable segment under the provisions of Statement of Financial Accounting Standards ("SFAS") No.131, Disclosures about Segments of an Enterprise and Related Information ("SFAS No. 131"). Each of the Company's transportation service offerings and subsidiaries that meet the quantitative threshold requirements of SFAS No. 131 provides truckload transportation services that have been aggregated as they have similar economic characteristics and meet the other aggregation criteria of SFAS No. 131. Accordingly, the Company has not presented separate financial information for each of its service offerings and subsidiaries as the consolidated financial statements present the Company's one reportable segment. The Company generates other revenue through a subsidiary that provides freight brokerage services. The operations of this subsidiary are not material and are therefore not disclosed separately.

Reclassifications

Certain reclassifications have been made to the prior years' consolidated financial statements to conform to the 2008 presentation. The reclassifications did not effect shareholders' equity or net loss reported.

New Accounting Pronouncements

In May 2008, the Financial Accounting Standards Board ("FASB") issued SFAS No. 162, *The Hierarchy of Generally Accepted Accounting Principles* ("SFAS No. 162"), which identifies the sources of and framework for selecting the accounting principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with the generally accepted accounting principles ("GAAP") hierarchy. Because the current GAAP hierarchy is set forth in the American Institute of Certified Public Accountants Statement on Auditing Standards No. 69, it is directed to the auditor rather than to the entity responsible for selecting accounting principles for financial statements presented in conformity with GAAP. Accordingly, the FASB concluded the GAAP hierarchy should reside in the accounting literature established by the FASB and issued this statement to achieve that result. The provisions of SFAS No. 162 became effective 60 days following the SEC's approval of the Public Company Accounting Oversight Board amendments to AU Section 411, *The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles*. The Company does not believe the adoption of SFAS No. 162 will have a material impact in the consolidated financial statements.

In March 2008, the FASB issued SFAS No. 161, which amends and expands the disclosure requirements of SFAS No. 133, to provide an enhanced understanding of an entity's use of derivative instruments, how they are accounted for under SFAS No. 133, and their effect on the entity's financial position, financial performance and cash flows. The provisions of SFAS No. 161 are effective as of the beginning of our 2009 fiscal year. We are currently evaluating the impact of adopting SFAS No. 161 on our consolidated financial statements.

In February 2008, the FASB issued SFAS No. 157-1, *Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13* ("SFAS No. 157-1"). SFAS No. 157-1 amends the scope of FASB Statement No. 157 to exclude FASB Statement No. 13, *Accounting for Leases*, and other accounting standards that address fair value measurements for purposes of lease classification or measurement under FASB Statement No. 13. SFAS No. 157-1 is effective on initial adoption of FASB Statement No. 157. The scope exception does not apply to assets acquired and liabilities assumed in a business combination that are required to be measured at fair value under FASB Statement No. 141, *Business Combinations*, or SFAS No. 141R (as defined below), regardless of whether those assets and liabilities are related to leases.

In December 2007, the FASB issued SFAS No. 141R. *Business Combinations* ("SFAS No. 141R"). This statement establishes requirements for (i) recognizing and measuring in an acquiring company's financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree; (ii) recognizing and measuring the goodwill acquired in the business combination or a gain from a bargain purchase; and (iii) determining what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. The provisions of SFAS No. 141R are effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Company does not believe the adoption of SFAS No. 141R will have a material impact in the consolidated financial statements.

In December 2007, the FASB issued SFAS No. 160, *Noncontrolling Interests in Consolidated Financial Statements-an amendment of ARB No. 51* ("SFAS No. 160"). This statement amends ARB No. 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. The provisions of SFAS No. 160 are effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. The Company does not believe the adoption of SFAS No. 160 will have a material impact in the consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities* ("SFAS No. 159"). SFAS No. 159 permits entities to choose to measure certain financial assets and liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Company adopted SFAS No. 159 as of the beginning of the 2008 fiscal year and its adoption did not have a material impact to the consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements* ("SFAS No. 157"). This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles ("GAAP"), and expands disclosures about fair value measurements. The provisions of SFAS No. 157 are effective as of the beginning of the first fiscal year that begins after November 15, 2007. The Company adopted SFAS No. 157 as of the beginning of the 2008 fiscal year and its adoption did not have a material impact to the consolidated financial statements.

In July 2006, the FASB issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* ("FIN 48"). The Company was required to adopt the provisions of FIN 48, effective January 1, 2007. As a result of this adoption, the Company recognized additional tax liabilities of $0.3 million with a corresponding reduction to beginning retained earnings as of January 1, 2007. As of January 1, 2007, the Company had a $2.8 million liability recorded for unrecognized tax benefits, which includes interest and penalties of $0.5 million. The Company recognizes interest and penalties accrued related to unrecognized tax benefits in tax expense.

2. LIQUIDITY

As discussed in Note 7, the Company has an $85.0 million Credit Agreement with a group of banks under which the Company had approximately $40.6 million in letters of credit and $3.8 million of borrowings outstanding as of December 31, 2008. The Credit Agreement (as defined in Note 7) contains certain restrictions and covenants relating to, among other things, dividends, liens, acquisitions and dispositions outside of the ordinary course of business, affiliate transactions, and total indebtedness. The Company was in compliance with its Credit Agreement covenants as of December 31, 2008.

On March 27, 2009, the Company obtained an amendment to its Credit Agreement, which, among other things, (i) retroactively to January 1, 2009 amended the fixed charge coverage ratio covenant for January and February 2009 to the actual levels achieved, which cured our default of that covenant for January 2009, (ii) restarted the look back requirements of the fixed charge coverage ratio covenant beginning on March 1, 2009, (iii) increased the EBITDAR portion of the fixed charge coverage ratio definition by $3,000,000 for all periods between March 1 to December 31, 2009, (iv) increased the base rate applicable to base rate loans to the greater of the prime rate, the federal funds rate plus 0.5%, or LIBOR plus 1.0%, (v) set a LIBOR floor of 1.5%, (vi) increased the applicable margin for base rate loans to a range between 2.5% and 3.25% and for LIBOR loans to a range between 3.5% and 4.25%, with 3.0% (for base rate loans) and 4.0% (for LIBOR loans) to be used as the applicable margin through September 2009, (vii) increased our letter of credit facility fee by an amount corresponding to the increase in the applicable margin, (viii) increased the unused line fee to a range between 0.5% and 0.75%, and (ix) increased the maximum number of field examinations per year from three to four. In exchange for these amendments, the Company agreed to the increases in interest rates and fees described above and paid fees of approximately $544,000.

The Company has had significant losses from 2006 through 2008, attributable to operations, restructurings, and other charges. The Company has managed its liquidity during this time through a series of cost reduction initiatives, refinancing, amendments to credit facilities, and sales of assets. As stated, the recent amendment to the Company's Credit Agreement retroactively brought it into compliance with the Credit Agreement's fixed charge coverage covenant and reset the fixed charge coverage ratio to levels consistent with our 2009 budget. We have had difficulty meeting budgeted results in the past. If we are unable to meet budgeted results or otherwise comply with our Credit Agreement, we may be unable to obtain a further amendment or waiver under our Credit Agreement or doing so may result in additional fees.

3. SHARE-BASED COMPENSATION

The Covenant Transportation Group, Inc. 2006 Omnibus Incentive Plan ("2006 Plan") permits annual awards of shares of the Company's Class A common stock to executives, other key employees, and non-employee directors under various types of options, restricted stock awards, or other equity instruments. The number of shares available for issuance under the 2006 Plan is 1,000,000 shares unless adjustment is determined necessary by the Committee as the result of a dividend or other distribution, recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase or exchange of Class A common stock, or other corporate transaction in order to prevent dilution or enlargement of benefits or potential benefits intended to be made available. At December 31, 2008, approximately 45,000 of these 1,000,000 shares were available for award under the 2006 Plan. No participant in the 2006 Plan may receive awards of any type of equity instruments in any calendar-year that relates to more than 250,000 shares of the Company's Class A common stock. No awards may be made under the 2006 Plan after May 23, 2016. To the extent available, the Company has issued treasury stock to satisfy all share-based incentive plans.

Effective January 1, 2006, the Company adopted SFAS No. 123R, *Share-Based Payment* ("SFAS No. 123R") using the modified prospective method. Under this method, compensation cost is recognized on our financial statements after the required effective date for the portion of outstanding awards for which the requisite service has not yet been rendered, based on the grant-date fair value of those awards calculated under SFAS No. 123R for either recognition or pro forma disclosures. Included in salaries, wages, and related expenses within the consolidated statements of operations is stock-based compensation expense for each years ended December 31, 2008 and 2007 of approximately $0.2 million and $0.2 million The approximately $0.1 million net benefit recorded in 2008, resulted from the reversal of $0.4 million of previously recorded stock compensation expense related to prior years' performance-based restricted stock and stock option issuances for which the Company now considers it improbable of meeting the required performance-based criteria for the potential future vesting of such securities.

The following table summarizes the Company's stock option activity for the fiscal years ended December 31, 2006, 2007 and 2008:

	Number of options (in thousands)	Weighted average exercise price	Weighted average remaining contractual term	Aggregate intrinsic value (in thousands)
Outstanding at December 31, 2005	1,454	$14.33	68 months	$1,608
Options granted	106	$13.15		
Options exercised	(19)	$12.64		
Options canceled	(254)	$15.74		
Outstanding at December 31, 2006	1,287	$13.98	68 months	$685
Options granted	112	$6.76		
Options exercised	-	-		
Options canceled	(194)	$13.93		
Outstanding at December 31, 2007	1,205	$13.33	64 months	$-
Options granted	-	-		
Options exercised	-	-		
Options canceled	(109)	$12.30		
Outstanding at December 31, 2008	1,096	$13.43		
Exercisable at December 31, 2008	984	$13.93	50 months	$-

The fair value of each option award is estimated on the date of grant using the Black-Scholes option-pricing model, which uses a number of assumptions to determine the fair value of the options on the date of grant. The following weighted-average assumptions were used to determine the fair value of the stock options granted for each of the years ended December 31:

	2007	2006
Expected volatility	57.3%	37.4%
Risk-free interest rate	4.4%	4.6% - 5.0%
Expected lives (in years)	5.0	5.0

The expected lives of the options are based on the historical and expected future employee exercise behavior. Expected volatility is based upon the historical volatility of the Company's common stock. The risk-free interest rate is based upon the U.S. Treasury yield curve at the date of grant with maturity dates approximately equal to the expected life at the grant date.

The Company issues performance-based restricted stock awards whose vesting is contingent upon meeting certain earnings-per-share targets selected by the Compensation Committee. Determining the appropriate amount to expense is based on likelihood of achievement of the stated targets and requires judgment, including forecasting future financial results. This estimate is revised periodically based on the probability of achieving the required performance targets and adjustments are made as appropriate. The cumulative impact of any revision is reflected in the period of change.

The following tables summarize the Company's restricted stock award activity for the fiscal years ended December 31, 2006, 2007 and 2008:

	Number of stock awards	Weighted average grant date fair value
Unvested at January 1, 2006	-	-
Granted	484,984	$12.65
Vested	-	-
Forfeited	(28,000)	$12.65
Unvested at December 31, 2006	456,984	$12.65
Granted	113,533	$10.72
Vested	-	-
Forfeited	(69,933)	$12.68
Unvested at December 31, 2007	500,584	$12.21
Granted	268,785	$3.44
Vested	-	-
Forfeited	3,170	$5.83
Unvested at December 31, 2008	766,199	$9.14

In July 2008, the Company issued 258,320 shares of restricted stock to certain employees, which are only subject to time vesting provisions. The market value of these shares on the date of issuance was $3.51 per share. The amount is being amortized using the straight-line method over the vesting period from the date of issuance as additional compensation expense. As of December 31, 2008, the Company had approximately $0.6 million of unrecognized compensation expense related to restricted stock awards, which is probable to be recognized over a weighted average period of approximately eighteen months. All restricted shares awarded to executives and other key employees pursuant to the 2006 Plan have voting and other stockholder-type rights, but will not be issued until the relevant restrictions are satisfied.

4. INVESTMENT IN TRANSPLACE

The Company has an investment in Transplace, Inc. ("Transplace"), a global transportation logistics service. The Company accounts for its investment using the cost method of accounting, with the investment included in other assets. The Company continues to evaluate its cost method investment in Transplace for impairment due to declines considered to be other than temporary. This impairment evaluation includes general economic and company-specific evaluations. If the Company determines that a decline in the cost value of this investment is other than temporary, then a charge to earnings will be recorded to other (income) expenses in the consolidated statements of operations for all or a portion of the unrealized loss, and a new cost basis in the investment will be established. As of December 31, 2008, no such charge had been recorded. However, the Company will continue to evaluate this investment for impairment on a quarterly basis. Also, during the first quarter of 2005, the Company loaned Transplace approximately $2.7 million. The 6% interest-bearing note receivable matures January 2011, an extension of the original January 2007 maturity date. Based on the borrowing availability of Transplace, the Company does not believe there is any impairment of this note receivable.

5. PROPERTY AND EQUIPMENT

A summary of property and equipment, at cost, as of December 31, 2008 and 2007 is as follows:

(in thousands)	Estimated Useful Lives	2008	2007
Revenue equipment	3-10 years	$266,148	$266,189
Communications equipment	5 years	15,602	15,325
Land and improvements	10-24 years	16,690	16,663
Buildings and leasehold improvements	10-40 years	37,030	36,503
Construction in-progress		2,054	768
Other	1-5 years	15,333	14,710
		$352,857	$350,158

Depreciation expense amounts were $60.2 million and $50.3 million in 2008 and 2007, respectively. The 2008 and 2007 amounts include a $15.8 million and a $1.7 million impairment charge, respectively.

Pursuant to Financial Accounting Standard No. 144, *Accounting for the Impairment or Disposal of Long–Lived Assets*, the Company performed an impairment analysis of the carrying value of its tractors and trailers. The Company undertook the analysis after lowering its 2009 revenue and tractor disposal proceeds expectations in response to a combination of sharply lower economic indicators, a worsening credit market, and significantly lower prices received for disposals of its own used revenue equipment, all of which deteriorated substantially during the fourth quarter of 2008. Based on these factors and the expected remaining useful lives of the tractors, the Company recorded a $15.8 million asset impairment charge ($1.2 million was recorded in the third quarter and $14.6 million was recorded in the fourth quarter) to write down the carrying values of tractors and trailers held for sale expected to be traded or sold in 2009 and tractors in use expected to be traded or sold in 2009 or 2010. The carrying values for revenue equipment scheduled for trade in 2011 and beyond were not adjusted because those tractors and trailers were not required to be impaired based on recoverability testing using the expected future cash flows and disposition values of such equipment.

In addition, the Company's 2007 asset impairment charge was related to our decision to sell our corporate aircraft to reduce ongoing operating costs. The Company recorded an impairment charge of $1.7 million, reflecting the unfavorable fair market value of the airplane as compared to the combination of the estimated payoff of the long-term operating lease and current book value of related airplane leasehold improvements.

6. OTHER ASSETS

A summary of other assets as of December 31, 2008 and 2007 is as follows:

(in thousands)	2008	2007
Covenants not to compete	$2,690	$2,690
Trade name	1,250	1,250
Customer relationships	3,490	3,490
Less: accumulated amortization of intangibles	(4,712)	(3,671)
Net intangible assets	2,718	3,759
Investment in Transplace	10,666	10,666
Note receivable from Transplace	2,748	2,748
Other, net	2,697	2,131
	$18,829	$19,304

7. LONG-TERM DEBT AND SECURITIZATION FACILITY

Current and long-term debt consisted of the following at December 31, 2008 and 2007:

(in thousands)	December 31, 2008		December 31, 2007	
	Current	Long-Term	Current	Long-Term
Borrowings under Credit Agreement	$ -	$3,807	$ -	$75,000
Revenue equipment installment notes; weighted average interest rate of 6.0% and 5.65% at December 31, 2008, and December 31, 2007, respectively, due in monthly installments with final maturities at various dates ranging from December 2010 to December 2011, secured by related revenue equipment	58,718	101,118	2,335	11,467
Real estate note; interest rate of 4.0%	365	3,031	-	-
Securitization Facility	-	-	47,964	-
Total debt	$59,083	$107,956	$50,299	$86,467

In September 2008, Covenant Transport, Inc., a Tennessee corporation ("CTI"), CTGL, Covenant Asset Management, Inc., a Nevada corporation ("CAM"), Southern Refrigerated Transport, Inc., an Arkansas corporation ("SRT"), Covenant Transport Solutions, Inc., a Nevada corporation ("Solutions"), Star Transportation, Inc., a Tennessee corporation ("Star"; and collectively with CTI, CTGL, CAM, SRT, and Solutions, the "Borrowers"; and each of which is a direct or indirect wholly-owned subsidiary of Covenant Transportation Group, Inc.), and Covenant Transportation Group, Inc. entered into a Third Amended and Restated Credit Agreement with Bank of

America, N.A., as agent (the "Agent"), JPMorgan Chase Bank, N.A. ("JPM"), and Textron Financial Corporation ("Textron"; and collectively with the Agent, and JPM, the "Lenders") that matures September 2011 (the "Credit Agreement").

The Credit Agreement is structured as an $85.0 million revolving credit facility, with an accordion feature that, so long as no event of default exists, allows the Borrowers to request an increase in the revolving credit facility of up to $50.0 million. Borrowings under the Credit Agreement are classified as either "base rate loans" or "LIBOR loans". As of December 31, 2008, base rate loans accrued interest at a base rate equal to the Agent's prime rate plus an applicable margin that adjusted quarterly between 0.625% and 1.375% based on average pricing availability. LIBOR loans accrued interest at LIBOR plus an applicable margin that adjusted quarterly between 2.125% and 2.875% based on average pricing availability. The applicable margin was 2.625% at December 31, 2008. The Credit Agreement includes, within its $85.0 million revolving credit facility, a letter of credit sub facility in an aggregate amount of $85.0 million and a swing line sub facility in an aggregate amount equal to the greater of $10.0 million or 10% of the Lenders' aggregate commitments under the Credit Agreement from time to time. The unused line fee adjusted quarterly between 0.25% and 0.375% of the average daily amount by which the Lenders' aggregate revolving commitments under the Credit Agreement exceed the outstanding principal amount of revolver loans and the aggregate undrawn amount of all outstanding letters of credit issued under the Credit Agreement. The obligations of the Borrowers under the Credit Agreement are guaranteed by Covenant Transportation Group, Inc. and secured by a pledge of substantially all of the Borrowers' assets, with the notable exclusion of any real estate or revenue equipment financed with purchase money debt, including, without limitation, tractors financed through the Company's $200.0 million line of credit from Daimler Truck Financial.

Borrowings under the Credit Agreement are subject to a borrowing base limited to the lesser of (A) $85.0 million, minus the sum of the stated amount of all outstanding letters of credit; or (B) the sum of (i) 85% of eligible accounts receivable, plus (ii) the lesser of (a) 85% of the appraised net orderly liquidation value of eligible revenue equipment, (b) 95% of the net book value of eligible revenue equipment, or (c) 35% of the Lenders' aggregate revolving commitments under the Credit Agreement, plus (iii) the lesser of (a) $25.0 million or (b) 65% of the appraised fair market value of eligible real estate. The borrowing base is limited by a $15.0 million availability block, plus any other reserves as the Agent may establish in its judgment. The Company had approximately $3.8 million in borrowings outstanding under the Credit Agreement as of December 31, 2008, and had undrawn letters of credit outstanding of approximately $40.6 million. At December 31, 2007, the Company had undrawn letters of credit outstanding of approximately $62.5 million.

The Credit Agreement includes usual and customary events of default for a facility of this nature and provides that, upon the occurrence and continuation of an event of default, payment of all amounts payable under the Credit Agreement may be accelerated, and the Lenders' commitments may be terminated. The Credit Agreement contains certain restrictions and covenants relating to, among other things, dividends, liens, acquisitions and dispositions outside of the ordinary course of business, and affiliate transactions. The Credit Agreement contains a single financial covenant, which requires the Company to maintain a consolidated fixed charge coverage ratio of at least 1.0 to 1.0. The financial covenant became effective October 31, 2008 and the Company was in compliance at December 31, 2008.

On March 27, 2009, the Company obtained an amendment to its Credit Agreement, which, among other things, (i) retroactively to January 1, 2009 amended the fixed charge coverage ratio covenant for January and February 2009 to the actual levels achieved, which cured our default of that covenant for January 2009, (ii) restarted the look back requirements of the fixed charge coverage ratio covenant beginning on March 1, 2009, (iii) increased the EBITDAR portion of the fixed charge coverage ratio definition by $3,000,000 for all periods between March 1 to December 31, 2009, (iv) increased the base rate applicable to base rate loans to the greater of the prime rate, the federal funds rate plus 0.5%, or LIBOR plus 1.0%, (v) sets a LIBOR floor of 1.5%, (vi) increased the applicable margin for base rate loans to a range between 2.5% and 3.25% and for LIBOR loans to a range between 3.5% and 4.25%, with 3.0% (for base rate loans) and 4.0% (for LIBOR loans) to be used as the applicable margin through September 2009, (vii) increased the Company's letter of credit facility fee by an amount corresponding to the increase in the applicable margin, (viii) increased the unused line fee to a range between 0.5% and 0.75%, and (ix) increased the maximum number of field examinations per year from three to four. In exchange for these amendments, the Company agreed to the increases in interest rates and fees described above and paid fees of approximately $544,000.

On June 30, 2008, the Company secured a $200.0 million line of credit from Daimler Financial (the "Daimler Facility"). The Daimler Facility is secured by both new and used tractors and is structured as a combination of retail installment contracts and TRAC leases.

Pricing for the Daimler Facility is at (i) quoted by Daimler at the funding of each group of equipment and consists of fixed annual rates for new equipment under retail installment contracts and (ii) a rate of 6% annually on used equipment financed on June 30, 2008. Approximately $159.8 million was reflected on our balance sheet under the Daimler Facility at December 31, 2008. The notes included in the Daimler funding are due in monthly installments with final maturities at various dates ranging from December 2010 to December 2011. The Daimler Facility contains certain requirements regarding payment, insurance of collateral, and other matters, but does not have any financial or other material covenants or events of default.

Additional borrowings under the Daimler Facility are available to fund new tractors expected to be delivered in 2009. Following relatively modest capital expenditures in 2007 and in the first half of 2008, we increased net capital expenditures in the last half of 2008 and we expect net capital expenditures (primarily consisting of revenue equipment) to increase significantly over the next 12 to 18 months consistent with our expected tractor replacement cycle. The Daimler Facility includes a commitment to fund most or all of the expected tractor purchases. The annual interest rate on the new equipment is approximately 200 basis points over the like-term rate for U.S. Treasury Bills, and the advance rate is 100% of the tractor cost. A leasing alternative is also available.

8. ALLOWANCE FOR DOUBTFUL ACCOUNTS

The activity in allowance for doubtful accounts for accounts receivable (in thousands) is as follows:

Years ended December 31:	Beginning balance January 1,	Additional provisions to allowance	Write-offs and other deductions	Ending balance December 31,
2008	$1,537	$987	$1,040	$1,484
2007	$1,491	$1,163	$1,117	$1,537
2006	$2,200	$590	$1,299	$1,491

9. LEASES

The Company has operating lease commitments for office and terminal properties, revenue equipment, and computer and office equipment, exclusive of owner/operator rentals and month-to-month equipment rentals, summarized for the following fiscal years (in thousands):

2009	$23,857
2010	19,658
2011	8,572
2012	7,290
2013	4,834
Thereafter	34,748

A portion of the Company's operating leases of tractors and trailers contain residual value guarantees under which the Company guarantees a certain minimum cash value payment to the leasing company at the expiration of the lease. The Company estimates that the residual guarantees are approximately $21.4 million and $36.3 million at December 31, 2008 and 2007, respectively. The Company expects its residual guarantees to approximate the expected market value at the end of the lease term.

Rental expense is summarized as follows for each of the three years ended December 31:

(in thousands)	2008	2007	2006
Revenue equipment rentals	$31,783	$33,546	$42,129
Building and lot rentals	3,884	4,067	3,508
Other equipment rentals	2,097	2,759	3,311
	$37,764	$40,372	$48,948

In April 2006, the Company entered into a sale leaseback transaction involving our corporate headquarters, a maintenance facility, a body shop, and approximately forty-six acres of surrounding property in Chattanooga, Tennessee. The Company received proceeds of approximately $29.6 million from the sale of the property, which was used to pay down borrowings under its Credit Agreement and to purchase revenue equipment. In the transaction, the Company entered into a twenty-year lease agreement, whereby it will lease back the property at an annual rental rate of approximately $2.5 million, subject to annual rent increases of 1.0%, resulting in annual straight-line rental expense of approximately $2.7 million. The transaction resulted in a gain of approximately $2.1 million, which is being amortized ratably over the life of the lease.

10. INCOME TAXES

Income tax expense (benefit) from continuing operations for the years ended December 31, 2008, 2007 and 2006 is comprised of:

(in thousands)	2008	2007	2006
Federal, current	$ (208)	$(6,202)	$ 784
Federal, deferred	(10,901)	(498)	3,415
State, current	72	(78)	138
State, deferred	(1,755)	1,198	245
	$(12,792)	$(5,580)	$4,582

Income tax expense from continuing operations varies from the amount computed by applying the federal corporate income tax rate of 35% to income before income taxes for the years ended December 31, 2008, 2007 and 2006 as follows:

(in thousands)	2008	2007	2006
Computed "expected" income tax expense	$(23,164)	$(7,809)	$ 1,120
State income taxes, net of federal income tax effect	(2,316)	(781)	96
Per diem allowances	2,769	2,371	2,233
Tax contingency accruals	13	(105)	470
Nondeductible foreign operating loss	298	290	294
Nondeductible goodwill impairment	9,498	-	-
Other, net	110	454	369
Actual income tax expense	$(12,792)	$(5,580)	$ 4,582

The temporary differences and the approximate tax effects that give rise to the Company's net deferred tax liability at December 31, 2008 and 2007 are as follows:

(in thousands)	2008	2007
Net deferred tax assets:		
Allowance for doubtful accounts	$ 412	$ 378
Insurance and claims	11,087	10,469
Net operating loss carryovers	13,625	2,601
Investments	163	163
Other accrued liabilities	988	910
Other, net	2,221	1,245
Total net deferred tax assets	28,496	15,766
Net deferred tax liabilities:		
Property and equipment	(56,865)	(51,773)
Intangible and other assets	(1,797)	(1,952)
Prepaid expenses	(2,374)	(1,459)
Total net deferred tax liabilities	(61,036)	(55,184)
Net deferred tax liability	$(32,540)	$(39,418)

Based upon the expected reversal of deferred tax liabilities and the level of historical and projected taxable income over periods in which the deferred tax assets are deductible, the Company's management believes it is more likely than not that the Company will realize the benefits of the deductible differences at December 31, 2008. However, there can be no assurance that the Company will meet our forecasts of future income.

In July 2006, the FASB issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* ("FIN 48"). The Company was required to adopt the provisions of FIN 48, effective January 1, 2007. This Interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109 and prescribes a recognition threshold of more-likely-than-not to be sustained upon examination. As a result of this adoption, the Company recognized additional tax liabilities of $0.3 million with a corresponding reduction to beginning retained earnings as of January 1, 2007. As of December 31, 2007, the Company had a $2.6 million liability recorded for unrecognized tax benefits, which included interest and penalty of $0.7 million. As of December 31, 2008, the Company had a $2.8 million liability recorded for unrecognized tax benefits, which includes interest and penalties of $0.8 million. The Company recognizes interest and penalties accrued related to unrecognized tax benefits in tax expense.

The following tables summarize the annual activity related to the Company's gross unrecognized tax benefits (in thousands) for the years ended December 31, 2008 and 2007:

	2008	2007
Balance as of January 1,	$1,923	$2,295
Increases related to prior year tax positions	206	53
Decreases related to prior year positions	(3)	(439)
Increases related to current year tax positions	17	159
Decreases related to settlements with taxing authorities	(28)	(69)
Decreases related to lapsing of statute of limitations	(144)	(76)
Balance as of December 31,	$1,971	$1,923

If recognized, $1.8 million and $1.7 million of unrecognized tax benefits would impact the Company's effective tax rate as of December 31, 2008 and 2007 respectively. Any prospective adjustments to the Company's reserves for income taxes will be recorded as an increase or decrease to its provision for income taxes and would impact our effective tax rate. In addition, the Company accrues interest and penalties related to unrecognized tax benefits in its provision for income taxes. The gross amount of interest and penalties accrued was approximately $0.8 million as of December 31, 2008 and 2007, of which $0.1 million and $0.3 million were recognized in 2008 and 2007, respectively.

The Company's 2004 through 2008 tax years remain subject to examination by the IRS for U.S. federal tax purposes, the Company's major taxing jurisdiction. In the normal course of business, the Company is also subject to audits by state and local tax authorities. While it is often difficult to predict the final outcome or the timing of resolution of any particular tax matter, the Company believes that its reserves reflect the more likely than not outcome of known tax contingencies. The Company adjusts these reserves, as well as the related interest, in light of changing facts and circumstances. Settlement of any particular issue would usually require the use of cash. Favorable resolution would be recognized as a reduction to the Company's annual tax rate in the year of resolution. The Company does not expect any significant increases or decreases for uncertain income tax positions during the next twelve months.

At December 31, 2008, the Company has net operating loss carryforwards for federal income tax purposes of approximately $10.3 million, which are available to offset future federal taxable income, if any, through 2028. In addition, the Company has state net operating loss carryforwards and state tax credits with potential tax benefits of approximately $3.3 million, net of federal income tax benefit; these carryforwards expire over various periods based on jurisdiction.

11. STOCK REPURCHASE PLAN

In May 2007, the Board of Directors approved an extension of the Company's previously approved stock repurchase plan for up to 1.3 million Company shares to be purchased in the open market or through negotiated transactions subject to criteria established by the Board. No shares were purchased under this plan during 2008, 2007 or 2006. The stock repurchase plan expires June 30, 2009. Our Credit Agreement prohibits the repurchase of any shares.

12. DEFERRED PROFIT SHARING EMPLOYEE BENEFIT PLAN

The Company has a deferred profit sharing and savings plan under which all of its employees with at least six months of service are eligible to participate. Employees may contribute a percentage of their annual compensation up to the maximum amount allowed by the Internal Revenue Code. The Company may make discretionary contributions as determined by a committee of its Board of Directors. The Company contributed approximately $1.3 million in 2008 and approximately $1.2 million in 2007 and 2006, to the profit sharing and savings plan. The Board approved the suspension of employee matching "discretionary" contributions to be made beginning early in 2009 for an indefinite time period.

13. RELATED PARTY TRANSACTIONS

Transactions involving related parties are as follows:

The Company provides transportation services to Transplace. During 2008, 2007, and 2006, gross revenue from services provided to Transplace was approximately $26.2 million, $16.0 million, and $12.9 million, respectively. The accounts receivable balance as of December 31, 2008 was approximately $4.7 million. During the first quarter of 2005, the Company loaned Transplace approximately $2.7 million. Transplace paid down $0.1 million of principal and all accumulated accrued interest through September 14, 2006 during September 2006. The remaining $2.6 million, 6% interest-bearing note matures January 2009, an extension of the original January 2007 maturity date.

A company wholly owned by a relative of a significant shareholder and executive officer operated a "company store" on a rent-free basis in the Company's headquarters building, and used Covenant service marks on its products at no cost. The "company store" ceased operations in 2008. The Company pays fair market value for all supplies that are purchased which totaled approximately $45,000, $117,000 and $163,000 in 2008, 2007, and 2006 respectively.

14. DERIVATIVE INSTRUMENTS

The Company accounts for derivative instruments in accordance with SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities* (as amended, "SFAS No. 133"). SFAS No. 133 requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings or in other comprehensive income, depending on whether a derivative is designated as part of a hedging relationship and, if it is, depending on the type of hedging relationship.

With the Company's acquisition of Star (see Note 15) on September 14, 2006, it assumed an interest rate swap agreement which became effective September 2005. Under this swap contract, the Company paid interest expense at a fixed rate of 5.36% and receive interest income at a variable rate of LIBOR plus 1.25%. This swap was terminated in December 2006.

In 2001, the Company entered into two $10.0 million notional amount cancelable interest rate swap agreements to manage the risk of variability in cash flows associated with floating-rate debt. Due to the counter-parties' imbedded options to cancel, these derivatives did not qualify, and were not designated as hedging instruments under SFAS No. 133. Consequently, these derivatives were marked to fair value through earnings, in other expense in the accompanying consolidated statements of operations. At December 31, 2006, the swap agreements had expired and there was no liability. The derivative activity, as reported in the consolidated financial statements for the year ended December 31, 2006 is summarized in the following table:

(in thousands)	2006
Net liability for derivatives at January 1,	$(13)
Gain in value of derivative instruments that did not qualify as hedging instruments	13
Net liability for derivatives at December 31,	$ -

From time to time, the Company enters into fuel purchase commitments for a notional amount of diesel fuel at prices which are determined when fuel purchases occur. As of December 31, 2008, we had no derivative financial instruments to reduce our exposure to fuel price fluctuations.

15. ACQUISITION

On September 14, 2006, the Company acquired 100% of the outstanding stock of Star, a short-to-medium haul dry van regional truckload carrier based in Nashville, Tennessee. The acquisition included 614 tractors and 1,719 trailers. The total purchase price of approximately $40.1 million has been allocated to tangible and intangible assets acquired and liabilities assumed based on their fair market values as of the acquisition date in accordance with SFAS No. 141, "Business Combinations". Star's operating results have been accounted for in the Company's consolidated results of operations since the acquisition date.

The following table summarizes the Company's fair value of the assets acquired and liabilities assumed at the date of acquisition:

(in thousands)	
Current assets	$ 10,970
Property and equipment	62,339
Deferred tax assets	275
Other assets – Interest rate swap	252
Identifiable intangible assets:	
Tradename (4-year estimated useful life)	920
Noncompetition agreement (7-year useful life)	1,000
Customer relationships (20-year estimated useful life)	3,490
Goodwill	24,655
Total assets	$103,901
Current liabilities	$ 13,181
Long-term debt, net of current maturities	36,298
Deferred tax liabilities	14,361
Total liabilities	$ 63,840
Total purchase price	$ 40,061

The total purchase price of $40.1 million included purchase price consideration paid to the selling shareholders of Star, or their respective escrow agents, totaling $38.8 million and $0.3 million of acquisition-related costs, as well as an additional 3-year acquisition obligation note payable totaling $1.0 million to one of the selling shareholders of Star related to her 7-year noncompetition agreement.

The following pro forma financial information reflects the Company's consolidated summarized results of operations as if the acquisition of Star had taken place on January 1, 2006. The pro forma financial information is not necessarily indicative of the results as it would have been if the acquisition had been effected on the assumed date and is not necessarily indicative of future results:

(in thousands, except per share data)	Year ended December 31, 2006
Pro forma revenues	$744,813
Pro forma net income	$389
Pro forma basic and diluted earnings per share	$0.03

Pursuant to FASB Statement of Financial Accounting Standard No. 142, *Goodwill and Other Intangible Assets*, the Company conducted goodwill impairment testing in light of the current diminished market conditions and declining market outlook for its Star Transportation operating subsidiary, which was acquired in September of 2006. Because we identified an indication of potential impairment, we engaged an independent third party to assist us in the completion of valuations used in the impairment testing process. The completion of this work concluded that the goodwill previously recorded for the Star acquisition was fully impaired and resulted in a $24.7 million, or $1.75 per basic and diluted share, non-cash goodwill impairment charge, recorded in the fourth quarter of 2008. There was no tax benefit associated with this nondeductible charge.

16. COMMITMENTS AND CONTINGENT LIABILITIES

From time to time, the Company is a party to ordinary, routine litigation arising in the ordinary course of business, most of which involves claims for personal injury and property damage incurred in connection with the transportation of freight. The Company maintains insurance to cover liabilities arising from the transportation of freight for amounts in excess of certain self-insured retentions. In management's opinion, the Company's potential exposure under pending legal proceedings is adequately provided for in the accompanying consolidated financial statements.

Financial risks, which potentially subject the Company to concentrations of credit risk, consist of deposits in banks in excess of the Federal Deposit Insurance Corporation limits. The Company's sales are generally made on account without collateral. Repayment terms vary based on certain conditions. The Company maintains reserves, which it believes are adequate to provide for potential credit losses. The majority of its customer base spans the United States. The Company monitors these risks and believes the risk of incurring material losses is remote.

The Company uses purchase commitments through suppliers to reduce a portion of its cash flow exposure to fuel price fluctuations.

17. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

(in thousands, except per share amounts)

Quarters ended	Mar. 31, 2008	June 30, 2008	Sep. 30, 2008	Dec. 31, 2008
Freight revenue	$148,596	$160,451	$162,901	$143,862
Operating loss	(9,594)	(256)	(720)	(45,109)
Net loss	(7,821)	(2,349)	(3,416)	(39,805)
Basic and diluted loss per share	(0.56)	(0.17)	(0.24)	(2.83)

(in thousands except per share amounts)

Quarters ended	Mar. 31, 2007	June 30, 2007	Sep. 30, 2007	Dec. 31, 2007
Freight revenue	$143,542	$151,033	$148,531	$159,524
Operating income (loss)	(2,744)	(11,072)	(2,168)	5,302
Net income (loss)	(2,070)	(11,257)	(3,575)	176
Basic and diluted earnings (loss) per share	(0.15)	(0.80)	(0.25)	0.01

Comparison of Five—Year Cumulative Total Returns
Performance Graph for
Covenant Transportation Group, Inc.

The following graph compares the cumulative total stockholder return of our common stock with the cumulative total stockholder return of Nasdaq Companies (U.S. Companies) and Nasdaq Trucking & Transportation Stocks for the period commencing December 31, 2003, and ending December 31, 2008. The graph assumes $100 was invested on December 31, 2003, and that all dividends were reinvested. *The stock performance graph shall not be deemed to be incorporated by reference into any filing made by us under the Securities Act of 1933 or the Exchange Act, notwithstanding any general statement contained in any such filings incorporating the graph by reference, except to the extent we incorporate such graph by specific reference*


$180.00
$160.00
$140.00
$120.00
$100.00
$80.00
$60.00
$40.00
$20.00
$0.00
12/31/03
12/31/04
12/30/05
12/29/06
12/31/07
12/31/08
Covenant Transportation Group, Inc.
NASDAQ Stock Market (US Companies)
NASDAQ Trucking & Transportation

		12/31/03	12/31/04	12/30/05	12/29/06	12/31/07	12/31/08
Covenant Transportation Group, Inc.	Return %		9.51	-32.85	-18.48	-41.05	-70.24
	Cum $	100.00	109.51	73.53	59.95	35.34	10.52
NASDAQ Stock Market (US Companies)	Return %		8.84	2.13	9.85	8.44	-51.82
	Cum $	100.00	108.84	111.16	122.11	132.42	63.80
NASDAQ Trucking & Transportation	Return %		28.19	4.47	16.26	7.24	-36.00
	Cum $	100.00	128.19	133.92	155.70	166.98	106.86

Source: Zacks Investment Research Inc.

COVENANT TRANSPORTATION GROUP, INC.

CORPORATE INFORMATION

DIRECTORS

David R. Parker
Chairman of the Board,
President & Chief Executive Officer

William T. Alt
Attorney

Robert E. Bosworth
President & Chief Operating Officer,
Chattem, Inc.

Bradley A. Moline
President & Chief Executive Officer,
Allo Communications, LLC
President, Imperial Super Foods

Niel B. Nielson
President, Covenant College

OFFICERS

David R. Parker
Chairman of the Board, President &
Chief Executive Officer –
Covenant Transportation Group, Inc.
(principal executive officer)

Joey B. Hogan
Senior Executive Vice President &
Chief Operating Officer –
Covenant Transportation Group, Inc.
President – Covenant Transport, Inc.

Richard B. Cribbs
Senior Vice President & Chief Financial Officer –
Covenant Transportation Group, Inc.
(principal financial and accounting officer)

R.H. Lovin, Jr.
Executive Vice President – Administration &
Corporate Secretary –
Covenant Transportation Group, Inc.

M. David Hughes
Senior Vice President – Fleet Management and
Procurement & Corporate Treasurer –
Covenant Transportation Group, Inc.

Tony Smith
President – Southern Refrigerated Transport, Inc.

James "Jim" Brower, Jr.
President – Star Transportation, Inc.

Charles "Jerry" Eddy
Senior Vice President – Operations –
Covenant Transport, Inc.

Rob Stephens
Vice President & General Manager –
Covenant Transport Solutions, Inc.

INDEPENDENT AUDITORS

KPMG LLP
Atlanta, Georgia

TRANSFER AGENT AND REGISTRAR

Computershare
350 Indiana Street
Suite 800
Golden, Colorado 80401

CORPORATE HEADQUARTERS

400 Birmingham Highway
Chattanooga, Tennessee 37419
(423) 821-1212

CORPORATE COUNSEL

Scudder Law Firm, P.C., L.L.O.
Lincoln, Nebraska

ANNUAL MEETING

Covenant's Annual Meeting will be held at 10:00 a.m. local time on May 5, 2009, at the Company's corporate headquarters.

COMMON STOCK

NASDAQ National Market - CVTI

A copy of our Annual Report on Form 10-K for the year ended December 31, 2008, as filed with the Securities and Exchange Commission, may be obtained by stockholders of record without charge upon written request to Richard B. Cribbs at the Company.